15

04024916

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 4581 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/7/04

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)


Annual Report



JEANSWEST

CONTENTS



CORPORATE INFORMATION

Directors
Executive
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, B.B.S., J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

Company Secretary
Mr. Liu Cheung Yuen

Authorised Representatives
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman

Legal Advisers
Hong Kong
Johnson Stokes & Master

Bermuda
Conyers, Dill & Pearman

Auditors
Ernst & Young
Certified Public Accountants

Principal Share Registrar and Transfer Office
The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

Hong Kong Branch Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor – West
New York, NY 10286
U.S.A.

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Credit Agricole Indosuez
Citibank, N.A.

Website
http://www.glorisun.com



NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Ballroom B, Level 2, Langham Hotel, 8 Peking Road, Tsimshatsui, Kowloon, Hong Kong on Monday, 17 May 2004 at 3:30 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2003.

2. To declare the final dividend for the year ended 31 December 2003.

3. To elect directors and to fix the directors' remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

(A) "**THAT**:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution,



NOTICE OF ANNUAL GENERAL MEETING

otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."



NOTICE OF ANNUAL GENERAL MEETING

(B) "**THAT**:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."


STYLISH CLOTHES

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

(D) "**THAT** the bye-laws of the Company be amended as follows:

(I) By inserting the following new definition of "associate" before the definition of "Auditors" in Bye-law 1:

""associate"	the meaning attributed to it in the rules of the Designated Stock Exchange."

(II) By deleting the words "a recognized clearing house within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or" from the definition of "Clearing House" in Bye-law 1.

(III) By inserting the following new definition of "Designated Stock Exchange" immediately after the definition of "debenture" and "debenture holder" in Bye-law 1:

""Designated Stock Exchange"	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company."

(IV) By inserting the following as new Bye-law 89(C):

"(C) Where the Company has knowledge that any member is, under the rules of the stock exchange in Hong Kong, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."



NOTICE OF ANNUAL GENERAL MEETING

(V) By deleting the existing Bye-laws 109(B)(ii) and (iii) in their entirety and replacing therewith the following new Bye-law 109(B)(ii) and (iii):

"(ii) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving of any contract or arrangement or any other proposal in which he or any of his associate is materially interested, but this prohibition shall not apply to any of the following matters namely:

(a) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;



NOTICE OF ANNUAL GENERAL MEETING

(e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(f) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to the Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(iii) (a) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(b) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.



NOTICE OF ANNUAL GENERAL MEETING

(c) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(VI) By deleting the words "at least seven days before the date of the general meeting. The latest date for lodgment of the said notices shall be not more than seven days before the date of such general meeting." at the end of Bye-law 115 and replacing therewith the following proviso:

"provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(VII) By deleting the word "special" and replacing therewith the word "ordinary" in Bye-law 116.



NOTICE OF ANNUAL GENERAL MEETING

6. To transact any other ordinary business of the Company.

By Order of the Board

Liu Cheung Yuen
Company Secretary

Hong Kong, 22 April 2004

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.



NOTICE OF ANNUAL GENERAL MEETING

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Wednesday, 12 May 2004 to Monday, 17 May 2004, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 11 May 2004.

4. Pursuant to Bye-law 110(A) of the Company's bye-laws, Mr. Wong Man Kong, Peter and Ms. Cheung Wai Yee will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for reappointment. The details and brief biography of each of Mr. Wong Man Kong, Peter and Ms. Cheung Wai Yee are disclosed in the sections headed "Directors' and senior management's biographies" and "Directors' interests in securities" in the Company's annual report for 2003.

5. In relation to Resolution 5(D), the reason for the amendments to the Company's bye-laws is to bring the bye-laws in line with certain changes to the Securities and Futures Ordinance which came into effect on 1 April 2003 and certain changes to the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31 March 2004. The amendments include (i) revision of references to the recognized clearing house; (ii) period within which a notice for election of director must be given; (iii) circumstances where a director has material interest and hence shall not vote; and (iv) circumstances where votes of a member will not be counted.



NOTICE OF ANNUAL GENERAL MEETING

6. Pursuant to the Company's bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

   (i) by the chairman of the meeting; or

   (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

   (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

   (iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.



JEANSWEST

CHAIRMAN'S STATEMENT

GROUP RESULTS



In the first half of the year under review, the recovery of the global economy was weighed down by the US-led military attack on Iraq. The epidemic of Severe Acute Respiratory Syndrome ("SARS") in the Mainland China had once turned our retail sales to negative growth. Fortunately the swift ending of the Iraqi War and the prompt containment of SARS attributed to the improvement of our business environment in the second half of the year. During the prevalence of SARS, the market situation was very tough, but our retail operation in China was able to withstand the adversity and to resume positive growth in sales immediately after the subsidence of SARS. The annual growth of retail turnover was kept in double-digit. The Group's retail operation in Australia grew modestly. The stronger global economic rebound in the second half of the year and the further appreciation of Australian dollars did help our performance in Australia. The Group's export business was hinged on the US retail sentiment which turned to be quite buoyant in the second half of the year. However, the increase of our export sales mainly came from non-quota export, and the export price was still under pressure.

During the year under review, the Group had two strategic moves in our retail business. Firstly the Group entered into a joint venture with Quiksilver, Inc., a US listed company, to set up retail chain stores in the Mainland, Hong Kong and Macau to market youthful casual lifestyle apparel. Quiksilver is a trendsetter of youthful casual lifestyle apparel in the US. Their board-riding apparel (skiing, surfing, skating apparel) under the brands of Quiksilver and Roxy rank number one in sales in the US and even worldwide. Another move was the joint venture with the I.T Group to market the Japanese, European and home labels of the I.T Group in the Mainland, Taiwan, and Macau. The I.T Group is one of the most successful agents for European and Japanese apparel fashion in Hong Kong, and is particularly in a leading position in the number of brand names and the turnover of Japanese fashion it markets. Since casual wear emerged on the world fashion stage in the 80's, through the past 20 years of development, it has evolved into casual wear with particular emphasis on personalized lifestyle. This kind of casual lifestyle apparel is getting very popular in the US and Japan, and would have great potential in the Chinese apparel market. Hence, the Group had the two aforesaid strategic moves. The Management believes that through the alliance of the three leading retail operators in American, Japanese, and Chinese apparel, the latest global fashion trends would be most efficiently and effectively introduced to the Chinese customers. On the other hand, such joint ventures would also help the Group to achieve its multi-brand strategy, and further enrich the Group's product varieties and widen its market segment and market share.


STYLISH CLOTHES

CHAIRMAN'S STATEMENT

In the year under review, the Group's financial position was sound and solid. Inventory level kept on improving. All necessary asset provision had been prudently made. As at 31 December 2003 the net cash in hand amounted to HK$929,582,000 (31 December 2002: HK$659,029,000). The net cash in hand and the available bank facilities equipped the Group with adequate financial resources to undertake business expansion and to meet with challenges arising from any possible adversity. For the financial year ended 31 December 2003, the Group made a profit attributable to shareholders of HK$165,025,000 (nine months ended 31 December 2002: HK$128,080,000) on a turnover of HK$3,310,309,000, (nine months ended 31 December 2002: HK$2,436,567,000) showing an increase of 28.85% and 35.86% respectively when compared with the nine month period in last year.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK7.50 cents (nine months ended 31 December 2002: HK7.50 cents) per share for the year ended 31 December 2003 at the forthcoming Annual General Meeting to be held on Monday, 17 May 2004. The final dividend amounting to HK$75,044,000, if approved by the shareholders, is expected to be paid on or around Monday, 24 May 2004 to those shareholders whose names appear on the Register of Members on Monday, 17 May 2004.

REVIEW OF OPERATIONS

Retailing

In the year under review, the overall performance of the retail operations was quite satisfactory. The China retail operation was particularly impressive. It not only withstood the impact of SARS, but was able to maintain the growth momentum in double-digit. The front line management and staff were able to take timely and right remedial measures in adversity. Inventory level kept on improving. Inventory turnover days had been reduced to 56 days from 59 days of last period.

The total number of shops in our retail network as at 31 December 2003 was 986 (31 December 2002: 806) including 269 franchised ones (31 December 2002: 158 shops). For the financial year ended 31 December 2003, total retail turnover of HK$1,836,446,000 was registered (nine months ended 31 December 2002: HK$1,252,698,000) showing a rise of 46.60% when compared with the nine month period of previous year. It also accounted for 55.48% of the Group's total turnover.



CHAIRMAN'S STATEMENT

1. *In Mainland China*

   In the year, the outbreak of SARS in the Mainland and the consequential dumping of excess inventory from other retailers dampened the retail market, and intensified competition. During the prevalence of SARS, customer traffic was thin and the drop of sales was substantial in the first tier cities such as Beijing and Shanghai. The front line Management and staff made the right measures at the right time. On the one hand they took all possible hygiene measures to keep our shops clean and our staff healthy. On the other hand they made every endeavour to prepare for the business development work after the subsidence of SARS. Besides, focus was shifted to the business in the second and third tier cities as most of the consumers at that time preferred to stay and shop in their own cities. Sales in those cities during the SARS period increased instead of decreased. Thus, our total sales during the most critical period of SARS in April and May were down by only 10% and 15% respectively. Positive growth in sales was registered right after the containment of SARS. Growth momentum had rebounded back to double-digit since October. In this financial year, the retail turnover in the Mainland amounted to HK$1,251,322,000 (nine months ended 31 December 2002: HK$840,610,000) representing an increase of 48.86% when compared with the nine month period of previous year.

   On 31 December 2003, the retail network in the Mainland comprised 773 shops (31 December 2002: 633 shops) including 263 franchised shops (31 December 2002: 152 shops). Together with the 30 shops under the joint venture with the I.T Group, the retail network of the Group in the Mainland reached 803 shops.

2. *In Australia*

   During the year, business in Australia was stable. The Management endeavoured to improve the efficiency along the supply chain so as to enhance the product quality, lower the product cost, raise the inventory turnover rate to reduce the inventory carrying cost and risks. Besides, tailored-made product mix was set for individual stores, and was well accepted by customers. In this financial year, the rise in turnover came mainly from same store sales. The Management opted for using the additional purchasing power arising from the appreciation of Australian dollars to improve the quality of our products, as a way to raise the brand image and to fulfil our commitment of offering good value for money for our customers.

   The total retail sales in Australia for the financial year ended 31 December 2003 amounted to HK$585,124,000 (nine months ended 31 December 2002: HK$412,088,000) representing a rise of 41.99% when compared with the nine month period of last year. The Australian retail network comprised 183 shops (31 December 2002: 173 shops) including 6 franchised ones (31 December 2002: 6 shops).



CHAIRMAN'S STATEMENT

Export

The retail market in North America was rather sluggish in the first half of the year, but turned buoyant in the second half when the economic recovery gained momentum. As this economic rebound did not create the expected improvement in the job market, retailers were very cautious in their purchases. Our export pricing was therefore still under considerable pressure. The Management worked very hard in streamlining the production process to enhance the efficiency and manufacturing versatility. Due to the rise of non-quota export, the total turnover of our export operation increased to HK$1,266,510,000 (nine months ended 31 December 2002: HK$981,686,000) representing a growth of 29.01% when compared with the nine month period of last year.

Other Businesses

Among other businesses, trading of fabric was the main operation. In the year under review, a turnover of HK$207,353,000 (nine months ended 31 December 2002: HK$202,183,000) was recorded representing a rise of 2.56% when compared with the nine month period of last year.

FINANCIAL POSITION

The Group's financial position kept improving during the year under review. Both net cash in hand and inventory were at very healthy level at the year end.

During the year, the Group entered into foreign currency forward contracts to mainly hedge the currency risk in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 31 December 2003, the said contingent liabilities were HK$7,537,000 (31 December 2002: HK$35,479,000).

HUMAN RESOURCES

As at 31 December 2003, the Group's total number of employees was about 28,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

SOCIAL RESPONSIBILITY

We firmly believe that searching for profit maximization and discharging of social responsibility are compatible. On top of fair and reasonable compensation and benefits, the Group also provides members of our staff with opportunity to learn and develop. In all of our production bases, factory managers have to comply strictly with the Management's guidelines and regulations on working conditions, wages, working hours, discrimination, child labour and



environmental requirements. With the charitable foundation set up by the Management and the voluntary participation from our staff, we provide medical and health care, scholarships, educational facilities and other services to the needy ones and in particular to children and youths. To the people suffering from natural disasters, we also provide nourishment food and shelter. Our staff is encouraged to live up to the traditional ethical values, which are applicable to our business as well as our being. Only by upholding these basic values, the Group and our staff are able to grow healthily.

PROSPECTS

Looking forward to the ensuing year, the Management takes a cautious but optimistic view. Year 2004 is an election year. The outcomes of the elections in Taiwan, Australia and the US may affect the Group's business environment. Macro economic conditions in election year are usually better. However, the present economic recovery in terms of job creation is lagging behind expectation. The retail market in the US may not be too buoyant, but the general market condition should still be good.

The Group's retail business should have a relatively better performance. The Australian retail operations will have a steady development and as usual provide the Group with stable profit contribution. In the coming year, the Chinese Government may cause banks to tighten credits extended to certain over stretched sectors, but it is believed that the improving macro economy would not be affected. Therefore, the 2004 retail market in China is still quite promising. The Management will take a more aggressive approach in expanding its China retail operations and will focus on raising the brand image and enlarging the market share.

In February 2004, the first Quiksilver shop under the joint venture company commenced business in Shanghai. In March, two more retail shops were set up in Hong Kong. As planned, the number of shops is expected to increase to 5 or 10 by the end of this year. The joint venture company will actively sponsor youth activities such as board-riding competitions to promote the brands under Quiksilver, Inc in the China market.

The retail network under the joint venture company with I.T Group comprises 30 stores stretching over Beijing, Shanghai, Guangzhou and the other first tier cities. It is expected that the number of shops will increase to 80 or 100 by the end of this year. In this year, the Management is also prepared to build a network in Taiwan to market the popular brands under the I.T Group. The total number of shops under the joint venture company is expected to reach 150 to 200 in the first three years.



CHAIRMAN'S STATEMENT

In the absence of major unforeseeable adverse changes, the Management has confidence to have better Group results in 2004.

Appreciation

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Charles Yeung, J.P.
Chairman

Hong Kong, 6 April 2004



OPERATION HIGHLIGHTS

Retail Operation Highlights

	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Net sales for the year/period (HK$'000)	**1,836,446**	1,252,698	1,532,257	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699
Mainland China	**1,251,322**	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
Australia & New Zealand	**585,124**	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
Retail floor area of directly managed shops (sq.ft.)	**652,448**	639,919	671,327	732,251	655,187	644,489	553,766	394,899	275,361
Mainland China	**456,067**	452,895	459,332	451,412	436,600	440,838	361,260	219,381	126,969
Australia & New Zealand	**196,381**	187,024	211,995	280,839	218,587	203,651	192,506	175,518	148,392
Number of sales persons	**5,806**	5,098	5,121	5,450	4,694	4,869	4,422	3,020	1,915
Mainland China	**4,647**	4,036	4,160	4,138	3,806	3,971	3,539	2,294	1,316
Australia & New Zealand	**1,159**	1,062	961	1,312	888	898	883	726	599
Number of employees	**7,084**	6,212	6,191	6,385	5,716	5,787	5,454	3,843	2,342
Mainland China	**5,795**	5,032	5,114	4,963	4,701	4,771	4,440	2,976	1,630
Australia & New Zealand	**1,289**	1,180	1,077	1,422	1,015	1,016	1,014	867	712
Number of directly managed shops	**687**	648	667	680	648	604	510	352	247
Mainland China	**510**	481	476	460	443	406	325	199	122
Australia & New Zealand	**177**	167	191	220	205	198	185	153	125
Number of franchised shops	**269**	158	57	29	43	75	79	80	54
Mainland China	**263**	152	51	23	37	67	71	72	48
Australia & New Zealand	**6**	6	6	6	6	8	8	8	6
Total number of retail shops	**956**	806	724	709	691	679	589	432	301
Mainland China	**773**	633	527	483	480	473	396	271	170
Australia & New Zealand	**183**	173	197	226	211	206	193	161	131



OPERATION HIGHLIGHTS

Garment Manufacturing Highlights

	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Sales for the accounting year/period (including sales to retail operation) (HK$'000)	**1,797,968**	1,395,792	1,730,587	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909
Monthly capacity at year/period ended (dozens)	**431,000**	377,000	346,000	362,000	328,000	301,486	290,000	200,000	175,000
Production floor area (sq.ft.)	**2,161,000**	2,053,000	2,059,000	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800
Number of workers	**23,500**	21,700	21,400	22,300	21,500	21,000	21,000	16,840	13,500
Percentage of sales to:									
The Group	**26.04%**	24.80%	29.07%	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%
Third parties	**73.96%**	75.20%	70.93%	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%
US	**57.79%**	60.69%	62.71%	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%
Canada	**4.35%**	3.46%	2.60%	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%
Others	**11.82%**	11.05%	5.62%	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%



FINANCIAL HIGHLIGHTS

OPERATING MARGIN (AFTER FINANCE COSTS)



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
% 0 3 6 9 12 15

OPERATING PROFIT AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
HK$ Million 0 50 100 150 200 250 300 350 400
Net profit attributable to shareholders
Operating profit (after finance costs)

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
HK Cents 0 5 10 15 20 25
Dividend per share
Basic earnings per share

WORKING CAPITAL AND SHAREHOLDERS' EQUITY



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
HK$ Million 0 200 400 600 800 1,000 1,200 1,400
Shareholders' equity
Working capital



Plumm
STYLISH CLOTHES
Jeanswest

FINANCIAL HIGHLIGHTS

TURNOVER



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
HK$ Million 0
500
1,000
1,500
2,000
2,500
3,000
3,500

TURNOVER BY GEOGRAPHICAL LOCATIONS

(HK$ Million)



Australia & New Zealand (594.3)
Mainland China (1,315.6)
US (1,039.1)
Canada (78.2)
Others (155.4)
Hong Kong (127.7)

TURNOVER BY ACTIVITIES

(HK$ Million)



234.8
806.2
655.0
1,334.8
31.3.2000
264.5
822.5
524.1
1,392.1
31.3.2001
Export Sales
Retail – Mainland China
Retail – Australia & New Zealand
Others
196.1
1,016.4
515.8
1,196.5
31.3.2002
202.2
840.6
412.1
981.7
31.12.2002
207.4
1,251.3
585.1
1,266.5
31.12.2003



FINANCIAL HIGHLIGHTS

	12 months ended	9 months ended	12 months ended						
	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
Turnover (HK$'000)	**3,310,309**	2,436,567	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373
Increase/(decrease) in turnover in percentage	**N/A**	N/A	(2.61%)	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%
Turnover analysis:									
1. Retail									
a. Mainland China	**1,251,322**	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
b. Australia & New Zealand	**585,124**	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
2. Export	**1,266,510**	981,686	1,196,541	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694
3. Others	**207,353**	202,183	196,052	264,519	234,812	221,138	211,181	198,735	181,980
Operating margin (after finance costs) (%)	**9.62%**	8.86%	8.03%	10.2%	12.3%	10.1%	10.3%	8.62%	5.59%
Net profit attributable to shareholders (HK$'000)	**165,025**	128,080	152,765	180,626	237,192	208,073	206,807	165,408	82,275
Increase/(decrease) in net profit attributable to shareholders in percentage	**N/A**	N/A	(15.4%)	(23.8%)	14.0%	0.61%	25.0%	101%	139%
Shareholders' equity (HK$'000)	**1,343,000**	1,251,024	1,223,396	1,160,704	1,103,381	940,232	815,924	740,258	225,621
Working capital (HK$'000)	**948,369**	905,267	879,366	837,717	798,256	600,942	449,509	478,050	41,850
Total liabilities to equity ratio	**1.14**	1.06	0.93	1.15	1.20	1.37	1.68	1.19	3.28
Net cash/(bank borrowings) to equity ratio	**0.69**	0.53	0.45	0.34	0.29	0.08	(0.02)	0.16	(0.61)
Current ratio	**1.74**	1.83	1.96	1.80	1.76	1.57	1.37	1.63	1.06
Inventory turnover (days)	**56**	59	61	63	71	80	109	80	67
Return on total assets (%)	**5.74%**	4.98%	6.46%	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%
Return on equity (%)	**12.3%**	10.2%	12.5%	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%
Return on sales (%)	**4.99%**	5.26%	5.22%	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%
Earnings per share (HK cents)									
Basic	**16.49**	12.80	15.27	18.05	23.71	20.81	20.68	18.65	10.97
Diluted	**16.39**	N/A	N/A	N/A	23.44	N/A	20.50	N/A	N/A
Dividend per share (HK cents)	**10.20**	10.20	10.20	10.80	10.80	5.50	10.58	6.30	6.75

Retail Network In The PRC

Total no. of shops: 803


JEANSWEST




Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Tianjin
Inner Mongolia
Gansu
Shanxi
Shandong
Ningxia
Henan
Jiangsu
Shaanxi
Shanghai
Anhui
Hubei
Tibet
Sichuan
Zhejiang
Chongqing
Jiangxi
Hunan
Fujian
Guizhou
Yunnan
Guangxi
Guangdong
Hainan




JEANS
STRONG
WEST

Rays The Glorious Investment (BVI) Ltd. (holding company)

- ~ Woven Garment Manufacturing & Export ~
  Hong Kong
  Mainland China
  Indonesia
- ~ Apparel Wholesale ~
  US

Glorious Sun Overseas Company Limited (holding company)

- ~ Apparel Retailing (Quiksilver) ~
  Hong Kong
  Mainland China
  Macau

Glorious Sun Trading (HK) Limited (holding company)

- ~ Apparel/ancillary goods Wholesale & Retailing (I.T) ~
  Mainland China
  Taiwan
  Macau

Group Business Structure



Glorious Sun Enterprises Ltd.
Glorious Sun Enterprises (BVI) Ltd. (holding company)
Jeanswest (BVI) Ltd. (holding company)
Glorious Sun Industries (BVI) Ltd. (holding company)
Gennon Industries Ltd. (holding company)
~ Apparel Wholesale & Retailing (Jeanswest) ~
Mainland China
Australia
~ Woven Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Philippines
~ Knitted Garment Manufacturing & Export ~
Hong Kong
Bangladesh
Mainland China
Indonesia
Cambodia
~ Woolen Wear Manufacturing ~
Mainland China
~ Woven Fabric Dyeing ~
Mainland China
~ Knitted Fabric Dyeing & Knitting ~
Mainland China
~ Shops Decoration ~
Mainland China
~ Yarn Dyeing ~
Mainland China

Retail Network In Australia

Total no. of shops: 183






Northern Territory
Queensland
South Australia
Western Australia
New South Wales
Victoria
Tasmania





REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2003.

Principal activities

The principal activity of the Company is investment holding. The Company's subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

Results and dividends

The Group's profit for the year ended 31 December 2003 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 37 to 91.

An interim dividend of HK2.70 cents per ordinary share was paid on 26 September 2003. The directors recommend the payment of a final dividend of HK7.50 cents per ordinary share in respect of the year, to shareholders on the register of members on 17 May 2004. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the capital and reserves section of the balance sheet.

Financial summary

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out on pages 92 and 93 of the annual report. This summary does not form part of the audited financial statements.

Fixed assets and investment property

Details of movements in the fixed assets and investment property of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

Share capital and share options

There were no movements in either the Company's authorised or issued share capital during the year. Details of the movements in the Company's share options during the year, together with the reasons thereof, are set out in note 30 to the financial statements.



JEANSWEST

REPORT OF THE DIRECTORS

Pre-emptive rights

There are no provisions for pre-emptive rights under the bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 31 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

Distributable reserves

As at 31 December 2003, the Company's reserves available for cash distribution, as computed in accordance with The Companies Act 1981 of Bermuda (as amended), amounted to HK$916,936,000, of which HK$75,044,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$268,668,000 as at 31 December 2003, may be distributed in the form of fully paid bonus shares.

Charitable contributions

During the year, the Group made charitable contributions totalling HK$6,296,000.

Major customers and suppliers

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

JEANSWEST



REPORT OF THE DIRECTORS

Directors

The directors of the Company during the year and up to the date of this report were:

Executive
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee

Independent non-executive
Mr. Wong Man Kong, Peter, B.B.S., J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

In accordance with clause 110(A) of the Company's bye-laws, Mr. Wong Man Kong, Peter, B.B.S., J.P. and Ms. Cheung Wai Yee will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Directors' service contracts

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

Save as disclosed in the section headed "Connected transactions" below and in note 36 to the financial statements, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.



Directors' interests in securities

As at 31 December 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

	Number of shares held					Percentage
Name of director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**of shareholding** (%)
Mr. Charles Yeung, J.P.	–	–	628,494,000 *(note 1)*	–	628,494,000	62.813
Mr. Yeung Chun Fan	–	6,730,000 *(note 3)*	628,494,000 *(notes 1 & 3)*	–	635,224,000	63.485
Mr. Yeung Chun Ho	–	–	32,430,000 *(note 2)*	–	32,430,000	3.241
Mr. Pau Sze Kee, Jackson	9,370,000	–	–	–	9,370,000	0.936
Mr. Hui Chung Shing, Herman	6,250,000	–	–	–	6,250,000	0.625
Ms. Cheung Wai Yee	6,730,000 *(note 3)*	628,494,000 *(note 3)*	–	–	635,224,000	63.485
Mr. Lau Hon Chuen, G.B.S., J.P.	956,000	–	–	–	956,000	0.096



Directors' interests in securities (Continued)

Notes:

1. *394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan) and 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, J.P. and as to 48.066% by Mr. Yeung Chun Fan).*
2. *32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.*
3. *Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 628,494,000 shares related to the same block of shares held by two companies controlled by Mr. Yeung Chun Fan.*
4. *Details of the interests of directors of the Company in the underlying shares subject to options granted to them pursuant to the share option scheme adopted by the Company are stated in the section headed "Share option scheme" below.*
5. *Interests in the shares and underlying shares subject to share options are long position.*

Save as disclosed above, as at 31 December 2003, none of the directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Part XV of the SFO, as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' rights to acquire shares or debentures

Apart from as disclosed in the section headed "Directors' interests in securities" above and in the share option scheme disclosure in note 30 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangements to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.



Share option scheme

Concerning the share options granted to the directors, substantial shareholders, employees, suppliers and others, as detailed in note 30 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

Directors' and senior management's biographies

Executive Directors

Mr. YEUNG Chun Kam, J.P., alias Charles YEUNG, aged 57, is the founder and Chairman of the Group. He is responsible for the Group's business strategies and corporate policies. Mr. Yeung has over 30 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. Mr. Yeung is a Member of the National Committee of the Chinese People's Political Consultative Conference, the Vice-president of China Association of Enterprises with Foreign Investment, the President of Guangdong Chamber of Foreign Investors, the Honorary Permanent Chairman of The Hong Kong General Chamber of Textiles Limited, the President Honoris Causa of Hong Kong Young Industrialists Council. Mr. Yeung is also an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Institute of Science and Technology in the Mainland China. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Fan, aged 51, is the Vice-chairman and General Manager of the Group which he joined in 1975. Mr. Yeung is the Chairman and an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, an advisory professor of the East China University, the Nanjiang University, the Tianjin Polytechnic University and the Beijing Institute of Clothing Technology. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference, a Honorary Vice President of the China Textile Engineer Society and a Vice-president of the Federation of Hong Kong Garment Manufacturers. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Mr. Charles Yeung and Mr. Yeung Chun Ho. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).



REPORT OF THE DIRECTORS

Directors' and senior management's biographies (Continued)

Mr. YEUNG Chun Ho, aged 59, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 25 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations as well as the woven apparel manufacturing operations in the Philippines and Bangladesh. Mr. Yeung is a brother of Mr. Charles Yeung and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 52, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australia and the administrative and financial matters of the Group's production operations in the Philippines and Bangladesh.

Mr. HUI Chung Shing, Herman, aged 53, is the Chief Administrator of the Group. He is responsible for the administration, personnel, public relations and staff training of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui had been the Group's external legal advisor.

Ms. CHEUNG Wai Yee, aged 52, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Independent Non-Executive Directors

Mr. WONG Man Kong, Peter, B.B.S., J.P., aged 55, is a graduate of the University of California at Berkeley in U.S.A. with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a Director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co., Ltd. and Chinney Investments, Limited and the Chairman of North West Development Ltd. He is a Deputy of the 10th National People's Congress of the PRC, an Executive Vice Chairman of Hong Kong Pei Hua Education Association, a Vice Chairman of Chamber of Tourism, All-China Federation of Industry & Commerce and a Director of Ji Nan University. Academically, he holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.



Directors' and senior management's biographies (Continued)

Mr. LAU Hon Chuen, alias Ambrose LAU, G.B.S., J.P., aged 56, obtained a bachelor's degree in Laws from the University of London. He is a solicitor and a China-Appointed Attesting Officer. He is also a Member of the Board of the Urban Renewal Authority, a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference and a Member of the Legislative Council of the Hong Kong Special Administrative Region.

Senior Management

Mr. CHOW Hing Ping, aged 55, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 54, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has over 30 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

Mr. LEE Fung Tai, aged 56, joined the Group in 1983 and is the head of the knitwear division responsible for production. Mr. Lee has over 30 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division. Mr. Lee is a Member of the Beijing Committee of the Political Consultative Conference.

Mr. LI Fung Lok, aged 54, joined the Group in 1983 and is the head of the knitwear division responsible for administration and export sales. Mr. Li has over 30 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 53, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in U.S.A. with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in U.S.A. Ms Cheung is the sister of Ms. Cheung Wai Yee.



Directors' and senior management's biographies (Continued)

Mr. David Joseph BOTTA, aged 44, is the Chief Executive Officer of the Group's retail operations in Australia. Mr. Botta holds a bachelor degree of business studies from the University of Technology in Sydney, Australia. Before joining the Group in 2001, Mr. Botta worked in various retailing and wholesale jobs in Australia and Europe.

Mr. LIU Cheung Yuen, alias Timon LIU, aged 46, joined the Group in 1994 and is the Company Secretary of the Company. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is also a fellow of the Hong Kong Society of Accountants, and a member of both The Institute of Chartered Accountants in Australia and The Hong Kong Institute of Company Secretaries. Before joining the Group, Mr. Liu worked in a number of international accounting firms and investment holding companies for many years.

Mr. LAI Man Sum, alias Sam LAI, aged 42, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences and is a fellow of the Chartered Association of Certified Accountants in the United Kingdom and a Member of the Hong Kong Society of Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

Substantial shareholders

As at 31 December 2003, the register kept by the Company under Section 336 of the SFO showed that the following shareholders (other than directors of the Company) had an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Number of shares held	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340

Save as disclosed above, no other parties (other than directors of the Company) were recorded in the register kept by the Company under Section 336 of SFO as having an interest or a short position in the shares or underlying shares of the Company as at 31 December 2003.


Jeans

Connected transactions

During the year, the Group had the following connected transactions with the following companies:

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Rental expenses paid to:	(i)		
Golden Sunshine Enterprises Limited		**4,553**	3,743
Houtex Investments Limited		**1,177**	1,698
G. S. (Yeungs) Limited		**935**	801
Gantin Limited		**297**	234
Harbour Guide Limited		**1,950**	1,231
Gloryear Management Limited		**707**	504
		9,619	8,211
Management fees paid to:	(iii)		
Golden Sunshine Enterprises Limited		**1,034**	784
G. S. Property Management Limited		**276**	266
		1,310	1,050
Sales of garment to:			
Jeanswest Corporation (New Zealand) Limited	(ii)	**9,109**	2,868
Service fees income received from:			
Jeanswest Corporation (New Zealand) Limited	(iii)	**6,904**	2,784



Connected transactions (Continued)

Note:

(i) The rental expenses were charged with reference to the prevailing open market rentals.

(ii) The sales of garments were made according to terms and conditions comparable to those offered to the major customers of the Group.

(iii) The fees were determined according to the agreements signed between the parties having regard to the cost of services provided.

All of the above companies are controlled by Mr. Charles Yeung, J.P., and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The independent non-executive directors of the Company have reviewed and confirmed that all the above transactions with the related companies are in the ordinary and usual course of the Group's business, and that in their opinion, they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

Purchase, redemption or sale of the Company's listed securities

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Code of Best Practice

In the opinion of the directors, the Company complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules, throughout the accounting period covered by the annual report, except that the independent non-executive directors of the Company are not appointed for specific terms as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's bye-laws.



REPORT OF THE DIRECTORS

Audit Committee

The Company's audit committee is composed of two independent non-executive directors of the Company, Mr. Wong Man Kong, Peter, B.B.S., J.P and Mr. Lau Hon Chuen, G.B.S., J.P. The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the audited financial statements for the year ended 31 December 2003.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Charles Yeung, J.P.
Chairman

Hong Kong
6 April 2004

ERNST & YOUNG
安永會計師事務所

To the members
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 37 to 91 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
6 April 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2003

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
TURNOVER	5	3,310,309	2,436,567
Cost of sales		(1,858,585)	(1,423,002)
GROSS PROFIT		1,451,724	1,013,565
Other revenue and gains		80,633	77,435
Selling and distribution costs		(659,024)	(470,415)
Administrative expenses		(440,901)	(316,790)
Other operating expenses		(95,615)	(70,615)
Loss on disposal of a subsidiary		–	(1,541)
PROFIT FROM OPERATING ACTIVITIES	6	336,817	231,639
Finance costs	9	(18,273)	(15,723)
Share of profits and losses of:			
Jointly-controlled entities		3,085	2,344
Associates		42,581	23,376
PROFIT BEFORE TAX		364,210	241,636
Tax	10	(106,690)	(53,194)
PROFIT BEFORE MINORITY INTERESTS		257,520	188,442
Minority interests		(92,495)	(60,362)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	165,025	128,080
DIVIDENDS	12		
Interim		27,016	27,016
Proposed final		75,044	75,044
		102,060	102,060
EARNINGS PER SHARE	13		
Basic		16.49 cents	12.80 cents
Diluted		16.39 cents	N/A

CONSOLIDATED BALANCE SHEET

31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Fixed assets	14	510,842	483,671
Investment property	15	1,650	1,650
Interests in jointly-controlled entities	17	25,276	17,253
Interests in associates	18	104,101	71,968
Permanent quota	19	1,165	1,540
		643,034	576,082
CURRENT ASSETS			
Inventories	20	511,619	526,469
Trade and bills receivables	21	401,134	382,303
Prepayments, deposits and other receivables		161,129	166,122
Pledged bank deposits	25	37,217	41,706
Cash and bank balances		1,121,178	881,532
		2,232,277	1,998,132
CURRENT LIABILITIES			
Trade and bills payables	22	408,261	374,832
Tax payable		128,654	59,999
Other payables and accruals		571,902	455,082
Interest-bearing bank and other borrowings	23	175,091	202,952
		1,283,908	1,092,865
NET CURRENT ASSETS		948,369	905,267
TOTAL ASSETS LESS CURRENT LIABILITIES		1,591,403	1,481,349

CONSOLIDATED BALANCE SHEET (CONTINUED)

31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
TOTAL ASSETS LESS CURRENT LIABILITIES		1,591,403	1,481,349
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	24	50,685	58,993
Long term loans from minority shareholders	26	9,400	9,400
Finance lease payables	27	3,037	2,264
Deferred tax liabilities	28	1,750	2,019
		64,872	72,676
MINORITY INTERESTS		183,531	157,649
		1,343,000	1,251,024
CAPITAL AND RESERVES			
Issued capital	29	100,058	100,058
Reserves	31	1,167,898	1,075,922
Proposed final dividend	12	75,044	75,044
		1,343,000	1,251,024

Charles Yeung, J.P.
Director

Yeung Chun Fan
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2003

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Total equity at beginning of year/period		1,251,024	1,223,396
Exchange differences realised upon disposal of a subsidiary	31	–	856
Exchange differences realised upon disposal of a jointly-controlled entity	31	1,293	–
Net deficit on revaluation of land and buildings	31	–	(8,147)
Exchange differences on translation of the financial statements of foreign entities	31	27,718	8,899
Net gains not recognised in the consolidated profit and loss account		27,718	752
Net profit from ordinary activities attributable to shareholders	31	165,025	128,080
Dividends paid	12, 31	(102,060)	(102,060)
		91,976	27,628
Total equity at end of year/period		1,343,000	1,251,024

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		364,210	241,636
Adjustments for:			
Finance costs	9	18,273	15,723
Share of profits and losses of jointly-controlled entities and associates		(45,666)	(25,720)
Interest income	6	(11,656)	(10,808)
Depreciation	6	104,397	79,654
Amortisation of permanent quota	6	2,030	1,640
Impairment of fixed assets	6	6,372	3,644
Impairment/(reversal of impairment) of interests in jointly-controlled entities	6	(300)	4,119
Provision/(reversal of provision) for inventories obsolescence	6	3,524	(2,853)
Provision for a loan to an associate	6	8,282	–
Loss on disposal of fixed assets	6	5,953	8,233
Gain on disposal of permanent quota	6	(2,466)	(6,218)
Loss on disposal of a subsidiary		–	1,541
Loss on disposal of a jointly-controlled entity	6	80	–
Net revaluation deficit on land and buildings	6	–	2,331
Revaluation deficit on an investment property	6	–	200
Effect of foreign exchange rate changes, net		20,373	13,452
Operating profit before working capital changes		473,406	326,574
Decrease/(increase) in amounts due from jointly-controlled entities		1,227	(1,717)
Increase/(decrease) in amounts due to jointly-controlled entities		3,531	(1,936)
Decrease/(increase) in amounts due from associates		(1,722)	509
Increase/(decrease) in amounts due to associates		(672)	13,700
Decrease/(increase) in inventories		11,326	(39,525)
Increase in trade and bills receivables		(18,831)	(150,611)
Decrease/(increase) in prepayments, deposits and other receivables		(3,294)	5,714
Increase in trade and bills payables		33,429	148,689
Increase in other payables and accruals		116,820	91,461
Cash generated from operations		615,220	392,858
Interest received		11,656	10,808
Interest paid		(17,952)	(15,511)
Interest element on finance lease rental payments		(321)	(212)
Dividend received from jointly-controlled entities		9,503	–
Dividend received from associates		14,674	13,113
Hong Kong profits tax refunded/(paid)		(21,012)	75
Overseas taxes paid		(5,128)	(2,775)
Net cash inflow from operating activities		606,640	398,356

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2003

	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Net cash inflow from operating activities		606,640	398,356
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets		(135,300)	(118,293)
Additions to permanent quota	19	(1,684)	(987)
Proceeds from disposal of fixed assets		4,686	3,891
Proceeds from disposal of permanent quota		2,466	6,218
Investment in jointly-controlled entities		(12,540)	–
Investment in associates		(1,015)	–
Disposal of a subsidiary	32(b)	–	17,839
Disposal of a jointly-controlled entity		2,801	–
Advance of a loan to an associate		(20,000)	–
Decrease in pledged bank deposits		4,489	–
Net cash outflow from investing activities		(156,097)	(91,332)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		217,841	267,205
Repayment of bank loans		(252,863)	(348,138)
Capital element of finance lease rental payments		(1,726)	(807)
Capital contributed by a minority shareholder		94	200
Dividends paid		(102,060)	(102,060)
Dividends paid to minority shareholders		(71,080)	(97,808)
Increase in trust receipt loans		16,179	8,080
Net cash outflow from financing activities		(193,615)	(273,328)
NET INCREASE IN CASH AND CASH EQUIVALENTS		256,928	33,696
Cash and cash equivalents at beginning of year/period		848,991	813,773
Effect of foreign exchange rate changes, net		5,512	1,522
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD		1,111,431	848,991
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		1,121,178	881,532
Bank overdrafts	24	(9,747)	(32,541)
		1,111,431	848,991

BALANCE SHEET

31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSET			
Interest in a subsidiary	16	726,056	732,734
CURRENT ASSETS			
Other receivables		360	202
Cash and bank balances		559,375	519,245
		559,735	519,447
CURRENT LIABILITY			
Other payables and accruals		129	1,962
NET CURRENT ASSETS		559,606	517,485
		1,285,662	1,250,219
CAPITAL AND RESERVES			
Issued capital	29	100,058	100,058
Reserves	31	1,110,560	1,075,117
Proposed final dividend	12	75,044	75,044
		1,285,662	1,250,219

Charles Yeung, J.P.
Director

Yeung Chun Fan
Director

1. CORPORATE INFORMATION

The head office and principal place of business of Glorious Sun Enterprises Limited is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was engaged in the retailing, export and production of casual wear.

2. IMPACT OF A REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE ("SSAP")

The following revised SSAP and Interpretation are effective for the first time for the current year's financial statements and have had a significant impact thereon:

- SSAP 12 (Revised): "Income taxes"
- Interpretation 20: "Income taxes – Recovery of revalued non-depreciable assets"

SSAP 12 prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carryforward of unused tax losses (deferred tax).

The SSAP has had no significant impact on these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in note 10 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year/period.

Interpretation 20 requires that a deferred tax asset or liability that arises from the revaluation of certain non-depreciable assets and investment properties is measured based on the tax consequences that would follow from the recovery of the carrying amount of that asset through sale. The adoption of this Interpretation has had no significant impact on these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong SSAPs, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of investment property and certain fixed assets, as further explained below.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of preparation (Continued)

Pursuant to the board resolution dated 2 December 2002, the Company has changed its accounting year end from 31 March to 31 December to bring its accounting year end in line with the statutory accounting year end date of the principal subsidiaries of the Company and jointly-controlled entities of the Group in Mainland China.

Consequently, the comparative amounts for the consolidated profit and loss account, the consolidated summary statement of changes in equity, the consolidated cash flow statement and related notes are presented for a period of nine months rather than for a period of twelve months as adopted for the accounting year ended 31 December 2003 and accordingly are not comparable with those of the current twelve months acccunting period.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Joint venture companies (Continued)

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

(d) a long term investment, if the Company holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations", goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Negative Goodwill

Negative goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Negative Goodwill (Continued)

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of associates and jointly-controlled entities, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business combinations", negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such negative goodwill to remain credited to the capital reserve. Negative goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of assets (Continued)

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Fixed assets and depreciation

Fixed assets, other than investment properties and construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Land and buildings are stated at valuation. It is the Group's policy to review regularly the carrying value of land and buildings, and adjustment is made where there has been a material change in value. Independent professional valuations are performed when appropriate.

Changes in the values of fixed assets, other than investment properties, are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold land	Over the lease terms
Freehold land	Nil
Buildings	1.67% – 5% or over the terms of the leases, whichever is shorter
Leasehold improvements	20% – 25% or over the terms of the leases, whichever is shorter
Plant and machinery	10% – 25%
Furniture, fixtures and office equipment	10% – 33%
Motor vehicles	20% – 30%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets and depreciation (Continued)

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential, any rental income being negotiated at arm's length. Such properties are not depreciated and are stated at their open market values on the basis of annual professional valuations performed at the end of each financial year.

Changes in the values of investment properties are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

Leased assets

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in fixed assets and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Textile quota entitlements

Temporary textile quota entitlements purchased from outside parties are charged to the profit and loss account at the time of utilisation, or in the absence of such utilisation, upon the expiry of the relevant utilisation period. Profit arising from disposal of temporary textile quota entitlements is recognised upon execution of a legally binding, unconditional and irrevocable transfer to a third party.

Permanent textile quota entitlements ("permanent quota") are stated at cost less any impairment losses and are amortised on the straight-line basis over their estimated useful lives. Revenue arising from temporary transfer of permanent quota is recognised upon execution of a legally binding, unconditional and irrevocable transfer to a third party. The gain or loss on disposal or retirement of permanent quota recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant permanent quota.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) commission income, when the services are rendered;

(c) from the temporary transfer of permanent quota, upon execution of a legally binding, unconditional and irrevocable transfer to a third party;

(d) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(e) rental income, on a time proportion basis over the lease terms.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

With respect to investments in certain overseas subsidiaries which are financed by way of loans that are not repayable in the foreseeable future, rather than equity, the resulting exchange differences on translation of the loans are included in the exchange fluctuation reserve. In the opinion of the directors, such loans are for practical purposes as permanent as equity and, accordingly, are treated as part of the Company's net investment in those subsidiaries.

On consolidation, the financial statements of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars using the net investment method. The profit and loss accounts of overseas subsidiaries, jointly-controlled entities and associates are translated into Hong Kong dollars at the weighted average exchange rates for the year/period, and their balance sheets are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies (Continued)

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year/period are translated into Hong Kong dollars at the weighted average exchange rates for the year/period.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's bye-laws grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised directly as a liability when they are proposed and declared.

Employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions are made based on a percentage of the eligible employees' salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group employer contribution vesting fully, the ongoing contributions payable by the Group may be reduced the relevant amount of forfeited contribution. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the profit and loss account as they become payable in accordance with rules of the central pension scheme.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) retail operations segment engages in the retailing of casual wear;

(b) export operations segment manufactures and exports apparels; and

(c) the "others" segment comprises, principally, the trading of fabric and other businesses.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

There were no inter-segment sales and transfers during the year (period from 1 April 2002 to 31 December 2002: Nil).

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments.

Group

	Retail operations		Export operations		Others		Consolidated	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Segment revenue:								
Sales to external customers	1,836,446	1,252,698	1,266,510	981,686	207,353	202,183	3,310,309	2,436,567
Other revenue and gains	12,016	3,766	42,922	29,496	11,403	33,365	66,341	66,627
Total	1,848,462	1,256,464	1,309,432	1,011,182	218,756	235,548	3,376,650	2,503,194
Segment results	164,318	113,959	143,988	77,781	41,233	52,544	349,539	244,284
Interest income and unallocated revenue							14,292	10,808
Unallocated expenses							(27,014)	(23,453)
Profit from operating activities							336,817	231,639
Finance costs							(18,273)	(15,723)
Share of profits and losses of:								
Jointly-controlled entities	–	–	389	1,083	2,696	1,261	3,085	2,344
Associates	(1,103)	–	43,684	23,376	–	–	42,581	23,376
Profit before tax							364,210	241,636
Tax							(106,690)	(53,194)
Profit before minority interests							257,520	188,442
Minority interests							(92,495)	(60,362)
Net profit from ordinary activities attributable to shareholders							165,025	128,080

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments (Continued)

Group

	Retail operations		Export operations		Others		Consolidated	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Segment assets	550,746	499,508	825,599	844,834	198,033	199,958	1,574,378	1,544,300
Interests in jointly-controlled entities	–	–	7,320	10,258	17,956	6,995	25,276	17,253
Interests in associates	13,174	–	90,927	71,968	–	–	104,101	71,968
Unallocated assets							1,171,556	940,693
Total assets							2,875,311	2,574,214
Segment liabilities	360,831	209,391	377,256	402,730	236,301	206,902	974,388	819,023
Unallocated liabilities							374,392	346,518
Total liabilities							1,348,780	1,165,541
Other segment information:								
Depreciation and amortisation	49,101	40,654	52,351	37,564	4,975	3,076	106,427	81,294
Net impairment/(reversal of impairment) recognised in the profit and loss account	–	–	6,104	7,731	(32)	32	6,072	7,763
Deficit on revaluation recognised in the profit and loss account	–	–	–	513	–	2,018	–	2,531
Other non-cash expenses	18,062	8,114	221	11,019	(444)	52	17,839	19,185
Capital expenditure	63,774	51,839	59,060	44,182	14,150	23,259	136,984	119,280
Deficit on revaluation recognised directly in equity	–	–	–	7,417	–	1,213	–	8,630
Surplus on revaluation recognised directly in equity	–	–	–	483	–	–	–	483

4. SEGMENT INFORMATION (CONTINUED)

(b) Geographical segments

The following table present revenue, certain asset and expenditure information for the Group's geographical segments.

Group

	Mainland China		Hong Kong		United States of America ("US")		Australia and New Zealand		Canada		Others		Consolidated	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Segment revenue:														
Sales to external customers	1,315,590	909,322	127,696	119,252	1,039,061	847,147	594,338	415,972	78,230	48,251	155,394	96,623	3,310,309	2,436,567
Other segment information:														
Segment assets	844,326	840,175	69,351	123,044	229,920	230,767	166,676	107,096	16,951	14,379	246,654	225,839	1,574,373	1,544,300
Capital expenditure	80,652	77,223	1,322	3,835	-	-	34,210	19,038	-	-	20,300	19,134	136,984	119,280

5. TURNOVER

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, but excludes intra-group transactions, and revenue from temporary transfer of permanent quota.

Revenue from the following activities has been included in turnover as follows:

	Group	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Retailing of casual wear	1,836,446	1,252,698
Export of apparels	1,266,510	981,686
Trading of fabric and other businesses	207,353	202,183
Turnover	3,310,309	2,436,567

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	Group: Year ended 31 December 2003 HK$'000	Group: Period from 1 April 2002 to 31 December 2002 HK$'000
Cost of inventories sold*		1,858,585	1,423,002
Depreciation	14	104,397	79,654
Amortisation of permanent quota**	19	2,030	1,640
Minimum lease payments under operating leases:			
Land and buildings		275,569	195,532
Plant and machinery		1,827	1,524
		277,396	197,056
Auditors' remuneration		3,865	3,780
Staff costs (including directors' remuneration, note 7):			
Wages and salaries		552,373	380,911
Pension scheme contributions		13,816	9,192
Less: Forfeited contributions		(375)	(592)
Net pension contributions***		13,441	8,600
Total staff costs		565,814	389,511
Impairment of fixed assets	14	6,372	3,644
Impairment/(reversal of impairment) of interests in jointly-controlled entities		(300)	4,119
Loss on disposal of fixed assets		5,953	8,233
Net revaluation deficit on land and buildings		–	2,331
Revaluation deficit on an investment property	15	–	200
Exchange losses, net		8,763	9,425
Gain on disposal of permanent quota		(2,466)	(6,218)
Loss on disposal of a jointly-controlled entity		80	–
Interest income		(11,656)	(10,808)
Provision/(reversal of provision) for inventories obsolescence		3,524	(2,853)
Provision for a loan to an associate		8,282	–
Gross rental income from an investment property		(204)	(160)
Less: Outgoings		9	8
Net rental income from an investment property		(195)	(152)

* The cost of inventories sold and the cost of sales include provision for inventories obsolescence of HK$3,524,000 (period from 1 April 2002 to 31 December 2002: reversal of provision for inventories obsolescence of HK$2,853,000).

** The amortisation of permanent quota for the year/period is included in "Cost of sales" on the face of the consolidated profit and loss account.

*** As at 31 December 2003, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (period from 1 April 2002 to 31 December 2002: Nil).

7. DIRECTORS' REMUNERATION

Directors' remuneration for the year/period disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

	Group	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Fees:		
Executive directors	–	–
Independent non-executive directors	200	150
	200	150
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	6,398	4,793
Discretionary bonuses	5,706	5,329
Pension scheme contributions	261	196
	12,365	10,318

The number of directors whose remuneration fell within the following bands is as set out below:

	Number of directors	
	Year ended 31 December 2003	Period from 1 April 2002 to 31 December 2002
Nil – HK$1,000,000	3	5
HK$1,000,001 – HK$1,500,000	1	–
HK$1,500,001 – HK$2,000,000	2	1
HK$2,500,001 – HK$3,000,000	–	1
HK$3,500,001 – HK$4,000,000	2	1
	8	8

There was no arrangement under which a director waived or agreed to waive any remuneration during the year/period.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year/period included three (period from 1 April 2002 to 31 December 2002: three) directors, details of whose remuneration are set out in note 7 above. Further details of the remuneration of the remaining two (period from 1 April 2002 to 31 December 2002: two) non-director, highest paid employees for the year/period are set out below:

	Group	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Salaries, allowances and benefits in kind	2,488	1,888
Discretionary bonuses	2,907	2,841
Pension scheme contributions	89	67
	5,484	4,796

The number of non-director, highest paid employees whose remuneration fell within the following bands is as set out below:

	Number of employees	
	Year ended 31 December 2003	Period from 1 April 2002 to 31 December 2002
HK$2,000,001 – HK$2,500,000	–	2
HK$2,500,001 – HK$3,000,000	2	–
	2	2

9. FINANCE COSTS

	Group	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Interest on bank loans and overdrafts wholly repayable within five years	17,952	15,511
Interest on finance leases	321	212
	18,273	15,723

10. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (period from 1 April 2002 to 31 December 2002: 16%) on the estimated assessable profits arising in Hong Kong during the year. The increased Hong Kong profits tax rate became effective from the year of assessment 2003/2004, and so is applicable to the assessable profits arising in Hong Kong for the whole of the year ended 31 December 2003.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Group:		
Current – Hong Kong		
Charge for the year/period	15,106	12,074
Under-provision/(over-provision) in prior years/period	3,003	(3,054)
Current – Elsewhere	76,708	38,618
Deferred	(269)	1,492
	94,548	49,130
Share of tax attributable to:		
Jointly-controlled entities	294	33
Associates	11,848	4,031
	12,142	4,064
Total tax charge for the year/period	106,690	53,194

10. TAX (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the country in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the Group's effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Group			
	Year ended 31 December 2003		Period from 1 April 2002 to 31 December 2002	
	HK$'000	%	HK$'000	%
Profit before tax	364,210		241,636	
Tax at the statutory tax rate	63,737	17.5	38,662	16.0
Higher tax rates of other countries	39,309	10.8	17,388	7.2
Adjustments in respect of current tax of previous years/period	3,029	0.8	(3,054)	(1.3)
Income not subject to tax	(4,075)	(1.1)	(2,198)	(0.9)
Expenses not deductible for tax	816	0.2	900	0.4
Tax losses utilised from previous periods	(4)	0.0	(185)	(0.1)
Tax losses not recognised	3,878	1.1	1,681	0.7
Tax charge at effective rate	106,690	29.3	53,194	22.0

Under The People's Republic of China (the "PRC") income tax law, companies with operations in the PRC are subject to corporate income tax ("CIT") at a rate of 33% on the taxable income as reported in their statutory accounts, which are prepared in accordance with PRC Accounting Regulation.

Sino-foreign equity joint ventures are subject to State CIT rate of 30% and local CIT rate at 3%. As regards to State CIT, they are entitled to full exemption from such tax for the first two/three years and 50% reduction in the next three/four years, commencing from the first profitable year.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2003 dealt with in the financial statements of the Company was HK$137,503,000 (period from 1 April 2002 to 31 December 2002: HK$112,932,000).

12. DIVIDENDS

	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Interim – HK2.70 cents (period from 1 April 2002 to 31 December 2002: HK2.70 cents) per ordinary share – note 31	27,016	27,016
Proposed final – HK7.50 cents (period from 1 April 2002 to 31 December 2002: HK7.50 cents) per ordinary share – note 31	75,044	75,044
	102,060	102,060

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$165,025,000 (period from 1 April 2002 to 31 December 2002: HK$128,080,000) and 1,000,584,000 (period from 1 April 2002 to 31 December 2002: 1,000,584,000) ordinary shares in issue during the year/period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2003 is based on the net profit from ordinary activities attributable to shareholders of HK$165,025,000. The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 6,492,898 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

Diluted earnings per share for the period from 1 April 2002 to 31 December 2002 has not been disclosed as no diluting events existed during that period.

14. FIXED ASSETS

Group

	Land and buildings HK$'000	Leasehold improvements HK$'000	Construction in progress HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Cost or valuation:							
At 1 January 2003	101,243	246,452	11,715	371,459	214,601	42,276	987,746
Additions	–	33,441	11,882	45,723	38,295	8,897	138,238
Disposals	(219)	(27,370)	–	(5,851)	(20,431)	(6,629)	(60,500)
Transfers	23,273	–	(23,273)	–	–	–	–
Exchange realignment	(290)	(135)	(216)	4,549	29,654	1,224	34,786
At 31 December 2003	124,007	252,388	108	415,880	262,119	45,768	1,100,270
Analysis of cost or valuation:							
At cost	–	252,388	108	415,880	262,119	45,768	976,263
At valuation	124,007	–	–	–	–	–	124,007
At 31 December 2003	124,007	252,388	108	415,880	262,119	45,768	1,100,270
Accumulated depreciation and impairment:							
At 1 January 2003	–	159,766	–	175,254	139,541	29,514	504,075
Provided during the year	3,303	28,729	–	40,731	26,275	5,359	104,397
Impairment/(reversal of impairment) recognised in the profit and loss account during the year	2,027	(271)	–	2,821	1,303	492	6,372
Disposals	–	(22,745)	–	(4,364)	(17,483)	(5,269)	(49,861)
Exchange realignment	–	(46)	–	3,860	19,832	799	24,445
At 31 December 2003	5,330	165,433	–	218,302	169,468	30,895	589,428
Net book value:							
At 31 December 2003	118,677	86,955	108	197,578	92,651	14,873	510,842
At 31 December 2002	101,243	86,686	11,715	196,205	75,060	12,762	483,671

The net book value of fixed assets under finance leases at 31 December 2003 amounted to HK$4,551,000 (2002: HK$3,095,000).

Last year, the Group's land and buildings were revalued individually by DTZ Debenham Tie Leung Limited, S. F. Ahmed & Co. and PT Saptasentra Jasa Pradana, independent professionally qualified valuers, at an aggregate open market value of HK$101,243,000 based on their existing use. In the opinion of the directors, there has been no material change in valuation as at the balance sheet date. Had these land and buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$101,254,000.

14. FIXED ASSETS (CONTINUED)

The Group's land and buildings at valuation included above are held under the following lease terms:

	Hong Kong HK$'000	Elsewhere HK$'000	Total HK$'000
Freehold	–	9,521	9,521
Long term leases	–	82,737	82,737
Medium term leases	1,800	29,949	31,749
	1,800	122,207	124,007

At 31 December 2003, certain of the Group's land and buildings with an aggregate net book value of HK$6,049,000 (2002: HK$1,800,000) and plant and machinery with an aggregate net book value of HK$28,750,000 (2002: HK$2,435,000), were pledged to secure banking facilities granted to the Group (note 25).

15. INVESTMENT PROPERTY

	Group	
	2003 HK$'000	2002 HK$'000
At beginning of year/period	1,650	1,850
Deficit on revaluation	–	(200)
At end of year/period	1,650	1,650

The Group's investment property is situated in Hong Kong and held under a medium term lease.

The Group's investment property was revalued on 31 December 2003 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$1,650,000 on an open market, existing use basis. The investment property is leased to third parties under operating leases. The particulars of the Group's investment property are as follows:

Location	Use	Tenure	Attributable interest of the Group
Workshop Nos.1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories, Hong Kong	Industrial	Medium term lease	60%

16. INTEREST IN A SUBSIDIARY

	Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	377,717	377,717
Due from a subsidiary	393,339	400,017
	771,056	777,734
Provision for impairment	(45,000)	(45,000)
	726,056	732,734

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the principal subsidiaries are set out in note 37 to the financial statements.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Share of net assets	47,130	34,649
Due from jointly-controlled entities	1,359	2,586
Due to jointly-controlled entities	(15,071)	(11,540)
	33,418	25,695
Provision for impairment	(8,142)	(8,442)
	25,276	17,253

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal jointly-controlled entities are set out in note 38 to the financial statements.

18. INTERESTS IN ASSOCIATES

	Group	
	2003 HK$'000	2002 HK$'000
Share of net assets	105,252	87,426
Due from associates	3,972	2,250
Due to associates	(16,841)	(17,708)
Loan to an associate	20,000	–
Less: Provision for a loan to an associate	(8,282)	–
	104,101	71,968

The balances with associates and a loan to an associate are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the principal associates are set out in note 39 to the financial statements.

19. PERMANENT QUOTA

	Group HK$'000
Cost:	
At 1 January 2003	110,838
Additions	1,684
Disposals	(846)
Exchange realignment	(556)
At 31 December 2003	111,120
Accumulated amortisation and impairment:	
At 1 January 2003	109,298
Amortisation provided during the year	2,030
Disposals	(846)
Exchange realignment	(527)
At 31 December 2003	109,955
Net book value:	
At 31 December 2003	1,165
At 31 December 2002	1,540

20. INVENTORIES

	Group	
	2003	2002
	HK$'000	HK$'000
Raw materials	146,217	177,149
Work in progress	57,906	62,907
Finished goods	307,496	286,413
	511,619	526,469

No inventories were carried at net realisable value as at the balance sheet date (2002: HK$10,573,000).

At 31 December 2003, certain of the Group's inventories with an aggregate carrying amount of HK$84,844,000 (2002: HK$68,173,000) was pledged to secure banking facilities granted to the Group (note 25).

21. TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables, net of provision for doubtful debts, of HK$141,841,000 (2002: HK$169,531,000) and bills receivables of HK$259,293,000 (2002: HK$212,772,000). The bills receivables were aged less than four months at the balance sheet date for the year/period. The aged analysis of trade receivables is as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Less than 4 months	131,431	132,774
4 – 6 months	7,425	21,480
Over 6 months	2,985	15,277
	141,841	169,531

The Group allows an average credit period of 45 days to its trade customers.

22. TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$291,523,000 (2002: HK$241,741,000). The aged analysis of trade payables is as follows:

	Group	
	2003 HK$'000	2002 HK$'000
Less than 4 months	276,012	208,189
4 – 6 months	7,705	18,896
Over 6 months	7,806	14,656
	291,523	241,741

23. INTEREST-BEARING BANK AND OTHER BORROWINGS

		Group	
	Notes	2003 HK$'000	2002 HK$'000
Bank overdrafts	24	9,747	32,541
Bank loans	24	110,651	133,003
Trust receipt loans	24	52,634	36,455
Interest-bearing bank borrowings	24	173,032	201,999
Current portion of finance lease payables	27	2,059	953
		175,091	202,952

24. INTEREST-BEARING BANK LOANS AND OVERDRAFTS

	Group	
	2003 HK$'000	2002 HK$'000
Bank overdrafts:		
Secured	732	23,344
Unsecured	9,015	9,197
	9,747	32,541
Bank loans:		
Secured	119,373	53,894
Unsecured	41,963	138,102
	161,336	191,996
Trust receipt loans:		
Secured	52,634	36,455
	223,717	260,992
Analysed by repayment terms:		
Bank overdrafts repayable on demand – note 23	9,747	32,541
Trust receipt loans repayable within one year – note 23	52,634	36,455
Bank loans repayable:		
Within one year – note 23	110,651	133,003
In the second year	19,611	21,167
In the third to fifth years, inclusive	31,074	37,826
	161,336	191,996
Total bank loans and overdrafts	223,717	260,992
Portion classified as current liabilities – note 23	(173,032)	(201,999)
Long term portion	50,685	58,993

25. BANKING FACILITIES

Certain of the Group's banking facilities are secured by:

(i) Mortgages over certain of the Group's land and buildings which had an aggregate net book value at the balance sheet date of HK$6,049,000 (2002: HK$1,800,000);

(ii) Mortgages over certain of the Group's plant and machinery which had an aggregate net book value at the balance sheet date of HK$28,750,000 (2002: HK$2,435,000);

(iii) Certain bank deposits at the balance sheet date of HK$37,217,000 (2002: HK$41,706,000); and

(iv) Charges over certain of the Group's inventories with an aggregate carrying amount at the balance sheet date of HK$84,844,000 (2002: HK$68,173,000).

26. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year.

27. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery and motor vehicles for its manufacturing process and business purposes. These leases are classified as finance leases and have remaining lease terms ranging from three to five years.

At 31 December 2003, the total future minimum lease payments under finance leases and their present values were as follows:

Group

	Minimum lease payments		Present value of minimum lease payments	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Amounts payable:				
Within one year	2,381	1,187	2,059	953
In the second year	1,404	1,309	1,189	1,151
In the third to fifth years, inclusive	2,029	1,236	1,848	1,113
Total minimum finance lease payments	5,814	3,732	5,096	3,217
Future finance charges	(718)	(515)		
Total net finance lease payables	5,096	3,217		
Portion classified as current liabilities – note 23	(2,059)	(953)		
Long term portion	3,037	2,264		

28. DEFERRED TAX LIABILITIES

	Group	
	2003 HK$'000	2002 HK$'000
Accelerated tax depreciation	1,750	2,019

The Group has provisional tax losses arising in Hong Kong that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets of HK$15,365,000 (2002: HK$10,506,000) have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

At 31 December 2003, there is no significant unrecognised deferred tax liability (2002: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

29. SHARE CAPITAL

Shares

	Number of ordinary shares		Company	
	2003 '000	2002 '000	2003 HK$'000	2002 HK$'000
Authorised: Ordinary shares of HK$0.10 each	6,000,000	6,000,000	600,000	600,000
Issued and fully paid: Ordinary shares of HK$0.10 each	1,000,584	1,000,584	100,058	100,058

Share options

Details of the Company's share option scheme are included in note 30 to the financial statements below.

30. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

30. SHARE OPTION SCHEME (CONTINUED)

The following share options were outstanding under the Scheme during the year:

Name or category of participant	At 1 January 2003 '000	Number of shares subject to options — During the year: Exercised '000	Lapsed '000	Cancelled '000	At 31 December 2003 '000	Share options — Date of grant*	Subscription price** HK$	Exercise period
Directors								
Mr. Yeung Chun Fan	5,940	–	–	–	5,940	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Yeung Chun Ho	10,000	–	–	–	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Pau Sze Kee, Jackson	2,962	–	–	–	2,962	30/08/1997	2.564	16/9/1997 to 29/08/2007
	7,000	–	–	–	7,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Mr. Hui Chung Shing, Herman	10,000	–	–	–	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Ms. Cheung Wai Yee	2,404	–	–	–	2,404	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	–	–	–	7,494	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	–	–	–	45,800			
Other employees in aggregate	15,250	–	(2,050)	(2,400)	10,800	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,320	–	(52)	–	13,268	30/08/1997	2.564	16/09/1997 to 29/08/2007
	6,656	–	–	–	6,656	31/10/1997	1.800	31/10/1997 to 30/10/2007
	81,026	–	(2,102)	(2,400)	76,524			

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

30. SHARE OPTION SCHEME (CONTINUED)

During the year, no share options were granted or exercised.

At the balance sheet date, the Company had 76,524,000 share options outstanding under the Scheme which represented approximately 7.6% of the Company's shares in issue as at that date. The exercise in full of all outstanding options would, under the present capital structure of the Company, result in the issue of 76,524,000 additional shares of HK$0.10 each and proceeds of approximately HK$163,600,000.

No theoretical value of share option is disclosed as no share options were granted during the year.

31. RESERVES

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000
At 1 April 2002		268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294
Net deficit on revaluation		–	–	(8,147)	–	–	–	(8,147)
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		–	–	–	8,899	–	–	8,899
Release upon disposal of a subsidiary	32(b)	–	–	–	856	–	–	856
Share of non-distributable reserves of jointly-controlled entities		–	–	–	–	237	(237)	–
Net profit for the period		–	–	–	–	–	128,080	128,080
Interim dividend for the period ended 31 December 2002	12	–	–	–	–	–	(27,016)	(27,016)
Proposed final dividend for the period ended 31 December 2002	12	–	–	–	–	–	(75,044)	(75,044)
At 31 December 2002		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
Reserves retained by:								
Company and subsidiaries		268,668	115,551	14,119	(50,577)	351	643,026	991,138
Jointly-controlled entities		–	–	–	–	5,128	2,530	7,658
Associates		–	–	–	(4,734)	–	81,860	77,126
At 31 December 2002		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922

31. RESERVES (CONTINUED)

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000
At 1 January 2003		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		–	–	–	27,718	–	–	27,718
Realised upon disposal of a jointly-controlled entity		–	–	–	1,293	–	–	1,293
Transfer from retained profits		–	–	–	–	72	(72)	–
Share of non-distributable reserves of jointly-controlled entities		–	–	–	–	15	(15)	–
Revaluation reserve released on disposal		–	–	(20)	–	–	20	–
Net profit for the year		–	–	–	–	–	165,025	165,025
Interim dividend for the year ended 31 December 2003	12	–	–	–	–	–	(27,016)	(27,016)
Proposed final dividend for the year ended 31 December 2003	12	–	–	–	–	–	(75,044)	(75,044)
At 31 December 2003		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898
Reserves retained by:								
Company and subsidiaries		268,668	115,551	14,099	(23,755)	423	688,958	1,063,944
Jointly-controlled entities		–	–	–	–	5,143	3,761	8,904
Associates		–	–	–	(2,545)	–	97,595	95,050
At 31 December 2003		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted goodwill and negative goodwill in respect of acquisitions which occurred prior to the adoption of the SSAP, to remain eliminated against or credited to the capital reserve, respectively. The amounts of the goodwill and negative goodwill remaining in the retained profits as at 31 December 2003, arising from the acquisition of subsidiaries, jointly-controlled entities and associates prior to the adoption of SSAP 30, are HK$2,429,000 and HK$8,971,000, respectively.

Notes:

(i) Included in the exchange fluctuation reserve is an amount of HK$25,757,000 (2002: exchange losses of HK$27,459,000), representing the exchange gains arising on the translation of loans to overseas subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, are part of the Company's net investment in the subsidiaries.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in the Mainland China has been transferred to reserve funds, which are restricted as to use.

31. RESERVES (CONTINUED)

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2002		268,668	377,567	418,010	1,064,245
Net profit for the period		–	–	112,932	112,932
Interim dividend for the period ended 31 December 2002	12	–	–	(27,016)	(27,016)
Proposed final dividend for the period ended 31 December 2002	12	–	–	(75,044)	(75,044)
At 31 December 2002 and 1 January 2003		268,668	377,567	428,882	1,075,117
Net profit for the year		–	–	137,503	137,503
Interim dividend for the year ended 31 December 2003	12	–	–	(27,016)	(27,016)
Proposed final dividend for the year ended 31 December 2003	12	–	–	(75,044)	(75,044)
At 31 December 2003		268,668	377,567	464,325	1,110,560

The contributed surplus of the Group represents the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The contributed surplus of the Company represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Major non-cash transactions

During the year, the Group entered into finance lease arrangements in respect of fixed assets with a total capital value at the inception of the leases of HK$2,938,000 (period from 1 April 2002 to 31 December 2002: HK$1,254,000).

(b) Disposal of a subsidiary

	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Net assets disposed of:		
Fixed assets	–	5,470
Inventories	–	9,349
Trade receivables	–	161
Prepayments and other receivables	–	8,279
Cash and bank balances	–	1,239
Bank overdrafts	–	(1,538)
Trade payables	–	(3,509)
Other payables and accruals	–	(1,226)
Shareholders' loan	–	(17,540)
	–	685
Exchange reserve realised upon disposal – note 31	–	856
Loss on disposal of a subsidiary	–	(1,541)
	–	–
Satisfied by:		
Cash	–	–

32. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Disposal of a subsidiary (Continued)

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Assignment of shareholders' loan	–	17,540
Cash and bank balances disposed of	–	(1,239)
Bank overdrafts disposed of	–	1,538
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	–	17,839

The results of the subsidiary disposed of in the period ended 31 December 2002 had no significant impact on the Group's consolidated turnover or profit after tax for that period.

33. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Bank guarantees provided for facilities granted to subsidiaries	–	–	942,546	1,128,555
Extent of the guaranteed facilities utilised by subsidiaries	–	–	43,996	84,632
Bills discounted with recourse	7,537	35,479	–	–

34. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment property (note 15 to the financial statements) under an operating lease arrangement, with the lease negotiated for a term of two years. The terms of the lease generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2003, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2003 HK$'000	2002 HK$'000
Within one year	119	204
In the second to fifth years, inclusive	–	119
	119	323

(b) As lessee

The Group leases certain of its plant and machinery, retail stores and office properties under operating lease arrangements. Leases are negotiated for terms ranging from three to six years.

At 31 December 2003, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2003 HK$'000	2002 HK$'000
Within one year	234,282	169,826
In the second to fifth years, inclusive	401,435	278,969
After five years	111,331	108,517
	747,048	557,312

35. COMMITMENTS

In addition to the operating lease commitments detailed in note 34(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2003 HK$'000	2002 HK$'000
Authorised, but not contracted for:		
Construction in progress	–	14,777
Capital contribution payable to associates	46,930	–

(b) Others

	Group	
	2003 HK$'000	2002 HK$'000
Forward foreign exchange contracts	51,068	11,510

At the balance sheet date, the Company had no significant commitments.

36. RELATED PARTY TRANSACTIONS

In addition to the connected transactions disclosed in the Report of the Directors were also related party transcctions, the Group also had the following material transactions with related parties during the year/ period:

		Group	
	Notes	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
Purchases of raw materials from a jointly-controlled entity	(i)	–	1,089
Processing charges paid to jointly-controlled entities	(ii)	55,559	63,202
Processing charges paid to associates	(ii)	66,248	48,921

Notes:

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entity.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

37. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2003	2002	Principal activities
Glorious Sun Enterprises (BVI) Limited*	British Virgin Islands/ Hong Kong	US$200	100	100	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	100	100	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	100	100	Holding of trademarks
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	100	100	Investment holding
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	100	100	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	100	100	Retail of apparel in Australia

37. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2003	2002	Principal activities
Renher Pty. Ltd.	Australia	A$2,200 Ordinary	100	100	Provision of shop leasing services in Australia
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100	100	Retail of apparel in Mainland China
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	100	100	Retail of apparel in Mainland China
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	100	100	Trading and manufacturing of apparel and provision of management services
Jimfook Limited	Hong Kong	HK$2 Ordinary	100	100	Provision of sales promotion services
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	100	100	Provision of agency services

37. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2003	2002	Principal activities
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	100	100	Trading and production of apparel
Parkent Industries Limited	Hong Kong	HK$600,000 Ordinary	100	100	Import and export of apparel
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	100	100	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited**	Mainland China	US$8,128,000 paid up to US$6,128,000	100	100	Manufacturing of apparel
新東江服飾(惠州)有限公司**	Mainland China	US$4,923,000	100	100	Manufacturing and trading of apparel
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	100	100	Import and distribution of textile products
Sparrow Apparels Limited	Bangladesh	Tk10,000,000 Ordinary	70	70	Manufacturing of apparel

37. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2003	2002	Principal activities
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	100	100	Investment holding
Gennon International Trading (H.K.) Limited	Hong Kong	HK$500,000 Ordinary	50.4	50.4	Trading of apparel and investment holding
J-Loong Trading Limited	Hong Kong	HK$300,000 Ordinary	50.4	50.4	Import and export of apparel
Chapman Development Limited	Hong Kong	HK$1,000 Ordinary	50.4	50.4	Trading of fabric and investment holding
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	50.4	50.4	Property holding
Super Connection International Limited	British Virgin Islands/ Cambodia	US$1,000	50.4	50.4	Provision of management services
Recent Garments and Knitting Industries Ltd.	Bangladesh	Tk100,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
Shamoli Garments Limited	Bangladesh	Tk10,000,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
P.T. Crownfund Garment Factory #	Indonesia	US$600,000	47.9##	47.9##	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd. #	Cambodia	US$1,000,000 Ordinary	50.4	50.4	Manufacturing of apparel

37. PARTICULARS OF PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary shares or registered capital	Percentage of equity attributable to the Group 2003	2002	Principal activities
惠州新安制衣廠有限公司***	Mainland China	HK$5,000,000	48.4##	48.4##	Manufacturing of apparel
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.**	Mainland China	HK$147,660,000 paid up to HK$114,626,417	50.4	48.6##	Provision of dyeing and knitting services
Recent Sweaters Limited	Bangladesh	Tk1,000,000 Ordinary	35.3##	35.3##	Manufacturing of apparel
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	100	100	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	100	100	Investment holding
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.***	Mainland China	US$2,100,000	65	65	Provision of interior decoration and renovation services
Taizhou Famebish Apparel Co. Ltd.***	Mainland China	US$100,000	60	-	Manufacturing of apparel

* Directly held by the Company.

** Subsidiaries registered as a wholly-foreign owned enterprise under the PRC law.

*** Subsidiaries registered as a sino-foreign equity joint venture under the PRC law.

Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

Subsidiaries of a non wholly-owned subsidiary of the Company and, accordingly, is accounted for as a subsidiary by virtue of the Company's control over it.

38. PARTICULARS OF PRINCIPAL JOINTLY-CONTROLLED ENTITIES

The table below lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

All jointly-controlled entities are held indirectly through subsidiaries.

Particulars of the principal jointly-controlled entities are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group* 2003	Percentage of equity attributable to the Group* 2002	Principal activities
湖北長進制衣有限公司	Corporate	Mainland China	30	–	Manufacturing of apparel
湖北長旭制衣有限公司	Corporate	Mainland	30	30	Manufacturing
Nanjing Jiangda Clothes Co., Ltd.	Corporate	Mainland China	45	45	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	Corporate	Mainland China	40	40	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	Corporate	Mainland China	15.1	15.1	Manufacturing of apparel

All the above jointly-controlled entities are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

* The percentage of voting power and profit share are the same as the percentage of equity attributable to the Group.

39. PARTICULARS OF PRINCIPAL ASSOCIATES

The table below lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

All associates are held indirectly through subsidiaries.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation or registration and operations	Percentage of equity attributable to the Group 2003	2002	Principal activities
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	Corporate	Philippines	49.5	49.5	Manufacturing of apparel
Rays Apparel (H.K.) Limited	Corporate	Hong Kong	35	35	Provision of agency services
Zeppelin (H.K.) Limited	Corporate	Hong Kong	50	50	Trading of apparel
Rays Apparel, Inc.	Corporate	US	35	35	Import and distribution of apparel
RTG Garments Manufacturing (HK) Limited	Corporate	Hong Kong	50	50	Manufacturing of apparel
G.S – i.t Limited	Corporate	Hong Kong	50	–	Investment holding
Quiksilver Glorious Sun JV Limited	Corporate	Hong Kong	50	–	Retail of apparel

All the above associates are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

40. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of the revised SSAP during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements.

41. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 6 April 2004.

FINANCIAL SUMMARY

A summary of the published results of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000	Year ended 31 March 2002 HK$'000	Year ended 31 March 2001 HK$'000	Year ended 31 March 2000 HK$'000
Turnover	3,310,309	2,436,567	2,924,850	3,003,243	3,030,806
Operating profit (after finance costs)	318,544	215,916	235,008	307,043	373,727
Share of profits and losses of jointly-controlled entities and associates	45,666	25,720	32,329	45,742	28,073
Profit before tax	364,210	241,636	267,337	352,785	401,800
Tax	(106,690)	(53,194)	(19,977)	(37,488)	(28,150)
Profit before minority interests	257,520	188,442	247,360	315,297	373,650
Minority interests	(92,495)	(60,362)	(94,595)	(134,671)	(136,458)
Net profit from ordinary activities attributable to shareholders	165,025	128,080	152,765	180,626	237,192

FINANCIAL SUMMARY

A summary of the published assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	31 December 2003 HK$'000	31 December 2002 HK$'000	31 March 2002 HK$'000	31 March 2001 HK$'000	31 March 2000 HK$'000
Fixed assets	510,842	483,671	470,640	513,058	497,221
Investment property	1,650	1,650	1,850	1,850	2,000
Interests in jointly-controlled entities and associates	129,377	89,221	96,967	93,818	73,117
Permanent quota	1,165	1,540	2,217	2,868	5,803
Deferred tax assets	–	–	–	–	7,622
Current assets	2,232,277	1,998,132	1,794,278	1,889,020	1,843,056
TOTAL ASSETS	2,875,311	2,574,214	2,365,952	2,500,614	2,428,819
Current liabilities	1,283,908	1,092,865	914,912	1,051,303	1,044,800
Interest-bearing bank loans	50,685	58,993	28,133	54,973	53,898
Long term loans from minority shareholders	9,400	9,400	9,400	9,400	9,400
Finance lease payables	3,037	2,264	1,904	1,445	2,122
Deferred tax liabilities	1,750	2,019	527	527	–
TOTAL LIABILITIES	1,348,780	1,165,541	954,876	1,117,648	1,110,220
MINORITY INTERESTS	183,531	157,649	187,680	222,262	215,218
NET ASSETS	1,343,000	1,251,024	1,223,396	1,160,704	1,103,381



旭日企業有限公司
業績報告



JEANSWEST

核心業務

服裝的零售、貿易及製造

企業宏圖

零售業務
成為所處地區服裝零售市場的領導者

出口業務
成為服裝經營者的最佳供應商之一

企業使命

向顧客提供物超所值的產品及服務。務求令：

- 顧客滿意、
- 員工有機會發揮所長、
- 股東獲取合理回報、
- 合作伙伴同步成長，

最終獲取社會效益。

JEANSWEST



目 錄



集　團　資　料

董事

執行董事
楊釗太平紳士*(董事長)*
楊勳先生*(副董事長)*
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

獨立非執行董事
王敏剛　銅紫荊星章，太平紳士
劉漢銓　金紫荊星章，太平紳士

公司秘書

廖祥源先生

授權代表

鮑仕基先生
許宗盛先生

法律顧問

香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師

安永會計師事務所
執業會計師

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心19樓

美國存股証存托處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor – West
New York, NY 10286
U.S.A.

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行

香港上海滙豐銀行有限公司
渣打銀行
中國銀行(香港)有限公司
恒生銀行有限公司
東方匯理銀行
花旗銀行

網址

http://www.glorisun.com

JEANSWEST



股 東 週 年 大 會 通 告

茲通告旭日企業有限公司(「本公司」)訂於二零零四年五月十七日(星期一)下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會B廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零三年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

2. 宣派截至二零零三年十二月三十一日止年度之末期股息。

3. 選舉董事並釐定董事酬金。

4. 聘任核數師，並授權董事局釐定其酬金。

5. 作為特別事項，分別考慮及酌情通過(不論有否修訂)下列決議案為普通決議案及特別決議案：

普通決議案

(A) 「**動議**：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)(如本公司董事局已由本公司股東於另一普通決議案授權)本公司於



JEANSWEST

本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」



股東週年大會通告

(B) 「**動議**：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案5(A)(I)分段，有關本公司之股本決議案(III)(bb)分段所言之權力。」



JEANSWEST

特別決議案

(D) 「**動議**本公司之公司細則作出以下修改：

(I) 在公司細則第1條「審計師」釋義前加入下列「聯繫人士」之新釋義：

「「聯繫人士」 指 指定證券交易所規則所定義者。」

(II) 刪除公司細則第1條「結算所」之釋義內「香港證券及期貨（結算所）條例（香港法例第420章）第2條所界定之認可結算所或」等字眼。

(III) 緊隨公司細則第1條「債券」及「債券持有人」之後，加入下列「指定證券交易所」之新釋義：

「「指定證券交易所」 指 就公司法而言，指一個經指定之證券交易所，而本公司股份在該證券交易所上市或掛牌，而於該個經指定之證券交易所上市或掛牌乃視為本公司股份之第一上市地。」

(IV) 加入下列全新公司細則第89(C)條：

「(C) 倘若股東根據香港交易所之上市規則須放棄就個別決議案投票或受限制僅可就個別決議案投贊成或反對票，則該股東自行或由代表作出違反上述規定或限制之投票不予計算。」



股東週年大會通告

(V) 刪除公司細則第109(B)(ii)及(iii)條全文，以下列新公司細則第109(B)(ii)及(iii)條取代。

「(ii) 董事不得就有關本身或其任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不會計入法定人數)，惟該限制並不適用於下列事項：

(a) 就該董事或其聯繫人士應本公司或任何附屬公司要求或為本公司或任何附屬公司之利益所借出之款項或所產生或承擔之責任向該董事或聯繫人士提供擔保或賠償保證之任何合約或安排；

(b) 就董事或其聯繫人士本身個別或共同根據保證或賠償保證或作出擔保已承擔全部或部份責任之本公司或任何附屬公司之債項或債務，向第三者發出擔保或賠償保證之任何合約或安排；

(c) 建議發售本公司或任何本公司發起或擁有權益之其他公司之股份或債券或其他證券以供認購或購買而該董事或其聯繫人士因參與上述發售之包銷或分包銷而涉及或將會涉及利益之任何合約或安排；

(d) 該董事或其聯繫人士僅因為擁有本公司股份或債券或其他證券之權益而與其他本公司股份或債券或其他證券之持有人以相同方式涉及利益之任何合約或安排；



(e) 有關該董事或其聯繫人士僅以主管或行政人員或股東身份直接或間接擁有權益之任何其他公司之任何合約或安排，惟不包括該董事或其聯繫人士實益擁有(或該董事或其聯繫人士透過其擁有權益之第三者公司擁有)任何類別已發行股份或投票權百分之五(5%)或以上之公司；

(f) 建議採納、修訂或實行與本公司或其任何附屬公司之董事、其聯繫人士及僱員有關之購股權計劃、退休金或退休福利、身故或傷殘福利計劃或其他安排，且並無為任何董事或其聯繫人士提供上述計劃或基金之相關人士一般無權享有之特權或優惠；

(iii) (a) 倘若當董事及／或其聯繫人士直接或間接持有或實益擁有(或透過其擁有權益之第三者公司擁有)有關公司之任何類別股本或有關公司股東可享有之任何類別股份投票權百分之五(5%)或以上之權益，則該公司將被視為由該董事及／或其任何聯繫人士擁有百分之五(5%)或以上權益。就本段而言，並不計算董事作為受託人或託管人所持有而本身並無實益之任何股份、信託所包含之股份(而董事所擁有信託之權益在若干其他人士有權收取相關信託收入之情況下須歸還或屬於剩餘權益者)及董事僅以單位持有人身份擁有權益之法定單位信託計劃所涉及之股份。

(b) 倘個別董事及／或其聯繫人士持有百分之五(5%)或以上權益之公司於交易中涉及重大利益，則該董事及／或其聯繫人士亦將被視為在該交易中涉及重大利益。



(c) 倘在任何董事會議上提出董事(會議主席除外)是否涉及重大利益或任何董事(會議主席除外)是否有權投票之問題，且並無因該董事主動同意放棄投票而解決，則由會議主席裁決，而對有關董事之裁決為最終決定，惟該董事並無向董事會公平披露已知悉所擁有權益之性質或程度則除外。倘在董事會議上提出涉及會議主席的相同問題，則須由董事會集體決議(主席不得就有關議題投票)，而有關決議為最終決定，惟該主席並無向董事會公平披露已知悉所擁有權益之性質或程度之情況則除外。」

(VI) 刪除公司細則第115條最後一句「舉行股東大會前不少於七(7)天。遞交通知的最後日期，不能遲於該大會前七(7)天」等字眼，以下列條文取代：

「惟通知期須不少於七(7)天，而遞交通知之有關期限不得早於寄發為有關選舉所召開股東大會通告之翌日開始，且不遲於該大會前七(7)天終止。」

(VII) 刪除公司細則第116條「特別」一詞，以「普通」一詞取代。



股東週年大會通告

6. 處理本公司任何其他普通事項。

承董事局命

廖祥源
公司秘書

香港，二零零四年四月二十二日

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

註冊辦事處：
Clarendon House
2 Church House
Hamilton HM 11
Bermuda

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。



股東週年大會通告

3. 本公司將由二零零四年五月十二日(星期三)起至二零零四年五月十七日(星期一)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零四年五月十一日(星期二)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 根據本公司之公司細則第110(A)條，王敏剛先生及張慧儀女士將於本屆股東週年大會輪席告退，並合資格膺選連任。有關王敏剛先生及張慧儀女士之資料及簡歷，詳見本公司2003年年報之《董事及高級管理人員簡歷》及《董事於證券之權益》。

5. 有關本決議案5(D)項，修改本公司細則之原因是為配合於2003年4月1日生效的證券及期貨條例及於2004年3月31日生效的香港聯合交易所有限公司證券上市規則。該等修訂包括(i)指定證券交易所之參照修訂；(ii)提呈選舉董事通告的期限；(iii)董事擁有重大權益因而不可投票；及(iv)股東的投票不予計算的有關情況。



股東週年大會通告

6. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

JEANSWEST



董事長報告



集團業績

在回顧的財政年度內，上半年受到美、伊戰爭的影響，世界經濟復甦力度疲軟，而集團之主要市場亦受到「非典」疫症蔓延的沖擊，使中國零售業務銷售額曾一度出現負增長。幸好美、伊戰爭迅速結束，而「非典」亦在較短時間內受控，故此集團的營商大環境在下半年度得以改善。在「非典」期間，雖然客觀環境十分嚴峻，但真維斯中國業務卻表現了強韌的抗跌能力，並在疫情受控後，銷售立即重拾升軌，全年銷售額仍保有雙位數的增幅。澳洲零售業務全年平穩增長，下半年隨著世界經濟復甦力度加強而有較好表現。加上澳元匯價節節上升，對其業績亦有一定幫助。出口業務主要受美國零售市道所影響，當地零售氣氛下半年相對轉佳，但今年的增長主要是來自非配額出口的增加，而出口單價仍然受壓。

期內集團有兩項主要的零售策略行動，一是與美國上市公司Quiksilver, Inc.組成聯營公司進軍中國成衣零售市場，包括香港及澳門。Quiksilver, Inc.是美國街頭文化服飾潮流的領導者，其名下品牌男裝Quiksilver及女裝Roxy板服(滑浪、滑板、滑雪服)銷售量在美國乃至世界均是第一。另一項是與香港I.T集團合作，合組聯營公司將I.T集團名下歐、日及自創品牌，拓展至中國大陸、澳門及台灣的零售市場。I.T集團是香港代理日本、歐洲時裝最成功的公司之一，特別其代理日本時裝，在品牌及銷售數量上均是香港市場第一。是次策略行動是管理層有鑑於服裝潮流由八十年代休閑服的崛起，經過二十年的發展，已逐漸走向更著重個人特色的街頭文化服飾。這種凸顯個性和風格的街頭文化服飾在美國和日本已非常流行，相信在中國內地市場亦有很大的潛力。管理層希望藉著這中、美、日的強強聯盟、優優結合，一方面可以更快、更清晰地將世界街頭文化休閑服飾的新潮流介紹予中國消費者，從而拉近國內與世界時裝潮流的距離及時差。另一方面更希望藉此而落實集團多品牌的零售策略，從而豐富商品種類和檔次，達致擴大集團所佔市場份額的目的。


STYLISH CLOTHES

JEANSWEST

董 事 長 報 告

回顧期內，集團財政實力繼續維持在良好狀態，存貨水平亦在進一步改善中，對不明朗資產之價值，管理層亦以穩健的取態作出適當的撥備。二零零三年十二月三十一日，手上淨現金增至929,582,000港元(二零零二年十二月三十一日：659,029,000港元)，加上未動用的銀行信貸額，相信集團有足夠的財力資源，進一步大力擴展業務及應付市場可能突然逆轉的沖擊。截至二零零三年十二月三十一日止的財政年度內，集團綜合營業額達3,310,309,000港元(截至二零零二年十二月三十一日止九個月：2,436,567,000港元)，而股東應佔純利為165,025,000港元(截至二零零二年十二月三十一日止九個月：128,080,000港元)，對比去年九個月分別上升了35.86%及28.85%。

股息

董事局已議決向股東建議派發截至二零零三年十二月三十一日止年度末期股息每股7.50港仙(截至二零零二年十二月三十一日止九個月：7.50港仙)。末期股息總額為75,044,000港元；須經由股東在二零零四年五月十七日(星期一)舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零四年五月二十四日(星期一)派發予二零零四年五月十七日(星期一)登記於股東名冊之股東。

業務回顧

零售業務

在回顧期間，零售業務成績不錯，尤以中國零售業務表現較為可喜，不但經得起「非典」的考驗，並且保持了銷售增長的勢頭。其間前線負責人，面對非常環境，仍然沉穩幹練應變得宜。存貨水平持續改善，存貨可供銷售日從去年的59日，進一步改善至56日。

集團零售網絡在二零零三年底時，有店鋪986間(二零零二年十二月三十一日：806間)，其中包括特許經銷店269間(二零零二年十二月三十一日：158間)。截至二零零三年十二月三十一日止的財政年度，集團零售業務錄得總銷售額達1,836,446,000港元(截至二零零二年十二月三十一日止九個月：1,252,698,000港元)，對比去年九個月上升了46.60%，佔集團綜合營業額的55.48%。



董 事 長 報 告

1. *在中國內地*

期內中國零售市場先受到「非典」的沖擊，繼而部份競爭對手趁市道恢復活躍時，大幅削價清理過剩存貨，市道因此而蒙受影響，競爭更趨熾熱。「非典」期間北京、上海等大城市人流稀少，當地銷售跌幅頗鉅，猶幸管理層及前線員工應變得宜，齊心協力一方面嚴格執行店舖環境衛生管理及貫徹保障員工的健康措施；另方面，全體積極部署疫症過後的拓展工作。此外，口岸負責人亦將主力從一線城市移至二、三線城市，以捕捉市民留在當地消費的商機。故此「非典」期間，部份二、三線口岸銷售額不跌反升，使中國真維斯整體銷售，在疫情最嚴峻的四月及五月亦只下跌10%及15%。隨著疫症受控後，銷售立即回復正增長，至十月時，銷售增長幅度已回復年初時的雙位數。全年中國零售業務銷售總額達1,251,322,000港元（截至二零零二年十二月三十一日止九個月：840,610,000港元），對比去年九個月，上升了48.86%。

在二零零三年十二月三十一日，真維斯在中國有店舖773間（二零零二年十二月三十一日：633間），其中包括特許經銷店263間（二零零二年十二月三十一日：152間）。加上與I.T集團聯營公司名下的30間，集團在中國的零售網絡共有店舖803間。

2. *在澳洲*

期內澳洲零售業務表現平穩，管理層繼續在供應鍊各環節上努力，以提高貨品質量，降低來貨成本，同時力求加快存貨流轉率，以減低庫存成本與風險。按不同店舖需要，調整配貨組合，經落實後，深受顧客歡迎。期內銷售升幅，主要是來自同店舖銷售增長。期間澳元匯價節節上升，管理層堅持將上升了的澳元購買力用以進一步改善商品的質量，藉此提高真維斯品牌的形像，貫徹為顧客提供物超所值的承諾。

截至二零零三年十二月三十一日止的財政年度，錄得銷售額達585,124,000港元（截至二零零二年十二月三十一日止九個月：412,088,000港元），相比去年九個月上升了41.99%。澳洲零售網絡有店舖183間（二零零二年十二月三十一日：173間），其中包括6間特許經銷店（二零零二年十二月三十一日：6間）。



董 事 長 報 告

出口業務
二零零三年北美零售市道，上半年相對較為呆滯，下半年隨著經濟復甦力度加大而轉趨暢旺。但由於是次經濟復甦，在創造就業職位上，遠遜市場預期，故北美零售商購貨態度依然十分審慎，出口單價仍有一定壓力。管理層及有關員工努力不懈以提高生產效率，簡化生產流程及加強生產靈活性，並增加了非「配額」出口量，故二零零三年度出口銷售總額增至1,266,510,000港元(截至二零零二年十二月三十一日止九個月：981,686,000港元)，與去年九個月相比增長了29.01%。

其他業務
其他業務主要為布匹買賣。在回顧的年度內，共錄得銷售額207,353,000港元(截至二零零二年十二月三十一日止九個月：202,183,000港元)，與去年九個月相比，上升了2.56%。

財務狀況
本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

於回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兑風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零三年十二月三十一日，該項或然負債是7,537,000港元(二零零二年十二月三十一日：35,479,000港元)。

人力資源
於二零零三年十二月三十一日，本集團之僱員總數約28,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任
我們深信為股東爭取最高利潤的同時，亦應對社會盡責。集團除對員工提供合理的薪酬及福利外，更給予員工學習、成長的機會。集團轄下各個生產基地及口岸的負責人，均須嚴格依循管理層訂下有關生態環境的維護、最低薪酬與工時的規限、不能有性別、種族及宗教等歧視及決不僱用童工等要求與守則。透過管理層成立的慈善基金及員工的自發參與，我們大力支持貧困地區的醫療與保健及教育工作，包括捐贈藥物、設立獎學金，興建校舍等教育設施及



董事長報告

其他專為有需要的青少年而提供的服務。遇有自然災禍時，亦盡力為災民提供救急食品、藥物及住房。管理層與各員工均互勉信守傳統的基本道德價值，並堅信營商與做人均要有為有守，循善道而行，企業與員工才能健康成長。

展望

展望下年度，管理層持審慎而樂觀的態度。二零零四年是大選年，美國、台灣和澳洲的大選所帶來的變數，均有可能影響集團的營商環境。希望一如過往，大選年的宏觀經濟通常是比較好的。但現今的經濟復甦在創造就業方面卻不太理想，美國零售升幅或不會太大，但市道應仍繼續暢旺。

集團零售業務相信將有較佳表現，其中澳洲零售業務將繼續平穩發展，為集團提供穩定的盈利貢獻。中國政府今年或將收緊對個別過度發展行業的信貸，但相信不會影響宏觀經濟發展的勢頭，故二零零四年的零售市道仍令人樂觀。管理層亦將以較進取的態度發展中國零售業務，繼續努力提升真維斯品牌的形像，擴大已有的市場份額。

與Quiksilver, Inc.合作聯營公司的第一間店鋪，在二零零四年二月已在上海開業，三月時在香港亦開設了2間店鋪。按原定計劃二零零四年底前將開店5至10間。聯營公司將積極贊助滑板比賽等青年活動，從而提升Quiksilver, Inc.名下品牌的知名度。

與I.T集團的聯營公司在北京、上海、廣州等地已有店鋪30間，年底可望增至80至100間。預計首三年內，店鋪數目將有150至200間。管理層亦積極計劃在二零零四年內，將I.T集團旗下品牌銷售至台灣。



董事長報告

如無不可逆料的重大事故，管理層有信心集團二零零四年的業績能進一步提升。

致謝

本人謹代表董事局，藉此機會就股東之鼎力支持，管理層及全體員工之竭誠服務，向彼等致以深切謝意。

楊釗太平紳士
董事長

香港，二零零四年四月六日

JEANSWEST



業 務 摘 要

零售業務摘要

	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
年／期內淨銷售額									
(港幣千元)	**1,836,446**	1,252,698	1,532,257	1,346,586	1,461,228	1,406,889	1,397,638	1,178,039	866,699
中國內地	**1,251,322**	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
澳洲及紐西蘭	**585,124**	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
直接經營之									
店鋪面積(平方尺)	**652,448**	639,919	671,327	732,251	655,187	644,489	553,766	394,899	275,361
中國內地	**456,067**	452,895	459,332	451,412	436,600	440,838	361,260	219,381	126,969
澳洲及紐西蘭	**196,381**	187,024	211,995	280,839	218,587	203,651	192,506	175,518	148,392
售貨員人數	**5,806**	5,098	5,121	5,450	4,694	4,869	4,422	3,020	1,915
中國內地	**4,647**	4,036	4,160	4,138	3,806	3,971	3,539	2,294	1,316
澳洲及紐西蘭	**1,159**	1,062	961	1,312	888	898	883	726	599
僱員人數	**7,084**	6,212	6,191	6,385	5,716	5,787	5,454	3,843	2,342
中國內地	**5,795**	5,032	5,114	4,963	4,701	4,771	4,440	2,976	1,630
澳洲及紐西蘭	**1,289**	1,180	1,077	1,422	1,015	1,016	1,014	867	712
直接經營之店舖數目	**687**	648	667	680	648	604	510	352	247
中國內地	**510**	481	476	460	443	406	325	199	122
澳洲及紐西蘭	**177**	167	191	220	205	198	185	153	125
特約經銷之店舖數目	**269**	158	57	29	43	75	79	80	54
中國內地	**263**	152	51	23	37	67	71	72	48
澳洲及紐西蘭	**6**	6	6	6	6	8	8	8	6
店舖總數目	**956**	806	724	709	691	679	589	432	301
中國內地	**773**	633	527	483	480	473	396	271	170
澳洲及紐西蘭	**183**	173	197	226	211	206	193	161	131



業 務 摘 要

成衣製造業務摘要

	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
年／期內銷售額 (包括售予零售部門) (港幣千元)	**1,797,968**	1,395,792	1,730,587	1,840,914	1,792,014	1,755,187	1,723,842	1,368,930	1,021,909
於年／期末之每月生產能力(打)	**431,000**	377,000	346,000	362,000	328,000	301,486	290,000	200,000	175,000
廠房面積(平方呎)	**2,161,000**	2,053,000	2,059,000	2,116,000	1,806,000	1,700,000	1,680,000	1,091,700	1,028,800
工人數目	**23,500**	21,700	21,400	22,300	21,500	21,000	21,000	16,840	13,500
佔銷售額之百分比：									
本集團	**26.04%**	24.80%	29.07%	23.45%	25.52%	25.72%	39.47%	26.60%	21.80%
第三者	**73.96%**	75.20%	70.93%	76.55%	74.48%	74.28%	60.53%	73.40%	78.20%
美國	**57.79%**	60.69%	62.71%	68.45%	67.57%	67.84%	57.73%	70.00%	74.90%
加拿大	**4.35%**	3.46%	2.60%	1.68%	1.29%	1.98%	1.50%	2.60%	2.70%
其他	**11.82%**	11.05%	5.62%	6.42%	5.62%	4.46%	1.30%	0.80%	0.60%



財務摘要

經營溢利率
（扣除融資成本）



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
% 0
3
6
9
12
15

經營溢利及
股東應佔純利



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
0
50
100
150
200
250
300
350
400

☐ 股東應佔純利
☐ 經營溢利（扣除融資成本）

每股基本盈利及
每股股息



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
0
5
10
15
20
25

☐ 每股股息
☐ 每股基本盈利

營運資金及
股東權益



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
0
200
400
600
800
1,000
1,200
1,400

☐ 股東權益
☐ 營運資金



財務摘要

營業額



31.12.2003
31.12.2002
31.3.2002
31.3.2001
31.3.2000
港幣百萬元
0
500
1,000
1,500
2,000
2,500
3,000
3,500

以地區分配營業額

(港幣百萬元)



澳洲及紐西蘭
(594.3)
中國內地
(1,315.6)
美國
(1,039.1)
香港
(127.7)
加拿大
(78.2)
其他
(155.4)

以業務分配營業額

(港幣百萬元)



234.8
806.2
655.0
1,334.8
31.3.2000
264.5
822.5
524.1
1,392.1
31.3.2001
出口銷售
零售 － 中國內地
零售 － 澳洲及紐西蘭
其它
196.1
1,016.4
515.8
1,196.5
31.3.2002
202.2
840.6
412.1
981.7
31.12.2002
207.4
1,251.3
585.1
1,266.5
31.12.2003



財 務 摘 要

	十二個月	九個月	十二個月						
	31.12.2003	31.12.2002	31.3.2002	31.3.2001	31.3.2000	31.3.1999	31.3.1998	31.3.1997	31.3.1996
營業額(港幣千元)	**3,310,309**	2,436,567	2,924,850	3,003,243	3,030,806	2,931,690	2,652,197	2,381,418	1,847,373
營業額增長/(減少)百分比	**不適用**	不適用	(2.61%)	(0.91%)	3.38%	10.5%	11.4%	28.9%	26.6%
營業額分析:									
1. 零售									
a. 中國內地	**1,251,322**	840,610	1,016,435	822,470	806,223	780,351	795,074	576,140	372,685
b. 澳洲及紐西蘭	**585,124**	412,088	515,822	524,116	655,005	626,538	602,564	601,899	494,014
2. 出口	**1,266,510**	981,686	1,196,541	1,392,138	1,334,766	1,303,663	1,043,378	1,004,644	798,694
3. 其他	**207,353**	202,183	196,052	264,519	234,812	221,138	211,181	198,735	181,980
經營溢利率(扣除融資成本)(%)	**9.62%**	8.86%	8.03%	10.2%	12.3%	10.1%	10.3%	8.62%	5.59%
股東應佔純利(港幣千元)	**165,025**	128,080	152,765	180,626	237,192	208,073	206,807	165,408	82,275
股東應佔純利增長/(減少)百分比	**不適用**	不適用	(15.4%)	(23.8%)	14.0%	0.61%	25.0%	101%	139%
股東權益(港幣千元)	**1,343,000**	1,251,024	1,223,396	1,160,704	1,103,381	940,232	815,924	740,258	225,621
營運資金(港幣千元)	**948,369**	905,267	879,366	837,717	798,256	600,942	449,509	478,050	41,850
總負債對股東權益比率	**1.14**	1.06	0.93	1.15	1.20	1.37	1.68	1.19	3.28
銀行淨現金/(借貸)對股東權益比率	**0.69**	0.53	0.45	0.34	0.29	0.08	(0.02)	0.16	(0.61)
流動比率	**1.74**	1.83	1.96	1.80	1.76	1.57	1.37	1.63	1.06
存貨週轉(日)	**56**	59	61	63	71	80	109	80	67
總資產回報率(%)	**5.74%**	4.98%	6.46%	7.22%	9.77%	9.35%	9.47%	10.2%	8.52%
股東權益回報率(%)	**12.3%**	10.2%	12.5%	15.6%	21.5%	22.1%	25.3%	22.3%	36.5%
銷售回報率(%)	**4.99%**	5.26%	5.22%	6.01%	7.83%	7.10%	7.80%	6.95%	4.45%
每股盈利(港仙)									
基本	**16.49**	12.80	15.27	18.05	23.71	20.81	20.68	18.65	10.97
攤薄後	**16.39**	不適用	不適用	不適用	23.44	不適用	20.50	不適用	不適用
每股股息(港仙)	**10.20**	10.20	10.20	10.80	10.80	5.50	10.58	6.30	6.75



在澳洲之零售網絡

店鋪總數：183





北區
昆士蘭
南澳洲
西澳洲
新南威爾斯
維多利亞
塔斯曼尼亞



集團業務架構



旭日企業有限公司
Glorious Sun Enterprises (BVI) Ltd. (控股公司)
Jeanswest (BVI) Ltd. (控股公司)
~ 服裝批發及零售(真維斯) ~ 中國內地 澳洲
~ 毛衫製衣 ~ 中國內地
~ 店鋪裝修 ~ 中國內地
Glorious Sun Industries (BVI) Ltd. (控股公司)
~ 梭織製衣及出口 ~ 香港 孟加拉 中國內地 菲律賓
~ 梭織布漂染 ~ 中國內地
鎮安工貿有限公司 (控股公司)
~ 針織製衣及出口 ~ 香港 孟加拉 中國內地 印尼 柬埔寨
~ 針織布織染 ~ 中國內地
~ 紗線漂染 ~ 中國內地




JEANS
STRONG
WEST

Rays The Glorious Investment (BVI) Ltd.
(控股公司)

- ~ 梭織製衣及出口 ~
  香港
  中國內地
  印尼
- ~ 服裝批發 ~
  美國

旭日海外有限公司
(控股公司)

- ~ 服裝零售(Quiksilver) ~
  香港
  中國內地
  澳門

旭日貿易(香港)有限公司
(控股公司)

- ~服裝、服飾批發及零售(I.T)~
  中國內地
  台灣
  澳門

在中國之零售網絡

店鋪總數：803


JEANSWEST




黑龍江
吉林
遼寧
北京
天津
河北
內蒙
甘肅
山西
山東
寧夏
河南
江蘇
陝西
湖北
安徽
上海
西藏
四川
重慶
湖南
江西
浙江
貴州
福建
雲南
廣西
廣東
海南



董事局報告

董事局謹此提呈本公司及本集團截至二零零三年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營休閒服之零售、出口及製造。本集團之業務在期內並無任何重大改變。

業績及股息

本集團截至二零零三年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第37至91頁之財務報表內。

中期股息每股2.70港仙已於二零零三年九月二十六日派發。董事局建議派發末期股息每股7.50港仙予二零零四年五月十七日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中股本及儲備的保留盈利分配。

財務資料摘要

本集團過去五個財政期間／年度已公佈之業績和資產、負債及少數股東權益摘要載列於本年報第92及93頁，該等資料乃摘錄自經審核財務報表，及按需要重新分類。此摘要並不構成經審核財務報表之部份。

固定資產及投資物業

本集團的固定資產及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司的法定或已發行股本，於本年度內並沒有變動。購股權於本年度內之變動詳情及原因載列於財務報表附註30。



董 事 局 報 告

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。

儲備

本公司及本集團於本年度內的儲備之變動詳情分別載列於財務報表附註31及合併股東權益變動表內。

可供分派儲備

於二零零三年十二月三十一日，本公司根據1981年百慕達公司法(經修訂)可供現金分派之儲備為916,936,000港元，其中75,044,000港元建議為期內之末期股息。另於二零零三年十二月三十一日，本公司之股本溢價結存為268,668,000港元，可用已繳紅股方式派發。

慈善捐款

本年度內，集團之善慈捐款為6,296,000港元。

主要客戶及供應商

本年度內內銷貨予本集團首五大客戶之數額佔本期間總銷售額不足30%。

本年度內內購貨自本集團首五大供應商之數額佔本期間總購貨額不足30%。



董 事 局 報 告

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

楊釗太平紳士 *(董事長)*
楊勳先生 *(副董事長)*
楊浩先生
鮑仕基先生
許宗盛先生
張慧儀女士

獨立非執行董事

王敏剛　銅紫荊星章，太平紳士
劉漢銓　金紫荊星章，太平紳士

根據本公司之公司細則第110(A)條，王敏剛銅紫荊星章，太平紳士及張慧儀女士於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

董事服務合約

於應屆股東週年大會將膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董事於合約中之權益

除於下列「關連交易」及財務報表附註36所披露外，各董事在本公司或其他附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無擁有重大實際權益。



董 事 局 報 告

董事於證券之權益

於二零零三年十二月三十一日，根據本公司按證券及期貨條例（「證券及期貨條例」）第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司（證券及期貨條例第XV部界定）之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）上市公司董事進行證券交易的標準守則（「標準守則」）必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	所持股份數目				合計	佔股權之百分比 (%)
	個人權益	家族權益	公司權益	其他權益		
楊釗太平紳士	–	–	628,494,000 (註1)	–	628,494,000	62.813
楊勳先生	–	6,730,000 (註3)	628,494,000 (註1及3)	–	635,224,000	63.485
楊浩先生	–	–	32,430,000 (註2)	–	32,430,000	3.241
鮑仕基先生	9,370,000	–	–	–	9,370,000	0.936
許宗盛先生	6,250,000	–	–	–	6,250,000	0.625
張慧儀女士	6,730,000 (註3)	628,494,000 (註3)	–	–	635,224,000	63.485
劉漢銓 金紫荊星章，太平紳士	956,000	–	–	–	956,000	0.096



董事於證券之權益(續)

註：

1. *394,954,000股股份是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%)。*

2. *32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。*

3. *張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而628,494,000股股份實指同為楊勳先生控制之兩間公司所持之權益。*

4. *有關董事擁有本公司之相關股份之購股權(按本公司採納之購股權計劃而授出)權益詳情，載列於以下「購股權計劃」部份。*

5. *股份之權益及有關購股權之相關股份權益均為好倉。*

除上文披露外，於二零零三年十二月三十一日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部界定)之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事購股或債券權

除上文「董事於證券之權益」和於財務報表附註30之購股權計劃所披露外，本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利；或彼等已行使該等權利；或由本公司或其任何附屬公司作出任何安排，致使本公司董事或彼等之聯繫人士，可藉購入本公司或任何其他法人團體之股份或債券而獲益。



董事局報告

購股權計劃

由於就本公司之普通股所授出之購股權並未有可提供之市場價格，故董事未能對其作出準確之估值。本公司董事認為不宜就於本財務報表附註30中有關授予董事、主要股東、僱員、供應商及其他人士之購股權作出預期價值之披露。

董事及高級管理人員簡歷

執行董事

楊釗太平紳士，正名楊振鑫，現年57歲，為本集團之創始人及董事長，負責本集團之業務策略及公司政策。楊先生有超過30年的製衣管理經驗，於一九九一年獲頒「香港青年工業家獎」；一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。楊先生還兼任中國人民政治協商會議全國委員會委員、中國外商投資企業協會副會長、廣東外商公會會長、香港紡織商會永遠榮譽會長、香港青年工業家協會榮譽會長、東華大學與天津工業大學顧問教授及西安工程科技學院客座教授。楊先生為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。

楊勳先生，正名楊振勳，現年51歲，於一九七五年加入本集團，現為本集團副董事長兼總經理。楊先生為香港紡織及服裝學會會長及榮譽院士；東華大學、南京大學、天津工業大學及北京服裝學院顧問教授。同時，楊先生是河北省政治協商委員會常務委員、中國紡織工程學會名譽副理事長及香港製衣業總商會副會長。楊先生負責集團整體業務。楊先生為楊釗先生與楊浩先生之胞弟，是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。



JEANSWEST

董事及高級管理人員簡歷(續)

楊浩先生，正名楊振浩，現年59歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過25年的製衣經驗，現負責集團梭織漂染及在菲律賓和孟加拉之梭織成衣生產業務。楊先生為楊釗先生及楊勳先生之胞兄。

鮑仕基先生，現年52歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳洲之零售業務及在菲律賓和孟加拉生產業務之行政及財務事宜。

許宗盛先生，現年53歲，為本集團行政總監，負責行政、人事、公關及職員培訓工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

張慧儀女士，現年52歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展國內零售業務。張女士為楊勳先生之妻子。

獨立非執行董事

王敏剛，獲授銅紫荊星章勳銜，太平紳士，現年55歲，畢業於美國加州柏克萊大學，並取得機械工程學士(船舶設計)學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅(集團)有限公司董事長；香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第十屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、中華全國工商業聯合會旅遊業商會副會長、暨南大學校董、蘭州大學和中央民族大學名譽教授。



董事局報告

董事及高級管理人員簡歷(續)

劉漢銓，獲授金紫荊星章勳銜，太平紳士，現年56歲，倫敦大學法律學士。劉先生現為執業律師及中國司法部委托公證人，亦是市區重建局董事會成員、中國人民政治協商會議全國委員會常務委員及香港特別行政區立法會議員。

高級管理人員

鄒慶平先生，現年55歲，於一九七九年加入本集團，現為本集團副總經理，負責本集團在香港及國內之生產及零售業務之行政及財務事宜。

馮慶庚先生，現年54歲，於一九七八年加入本集團，有超過30年的製衣經驗，現為本集團副總經理，負責在中國梭織成衣製造業務，並協助發展本集團在國內之零售業務。

李逢泰先生，現年56歲，於一九八三年加入本集團，有超過30年的製衣經驗，為本集團針織部主管，負責針織部之生產，是針織部門公司之主要股東之一。李先生現為北京政治協商委員會委員。

李逢樂先生，現年54歲，於一九八三年加入本集團，有超過30年的製衣經驗，為本集團針織部主管，負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士，現年53歲，於一九八二年加入本集團，負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前，曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。



董事及高級管理人員簡歷(續)

David Joseph BOTTA先生，現年44歲，為本集團在澳洲零售業務之行政總裁。Botta先生持有澳洲雪梨University of Technology商業學士學位。於二零零一年加入本集團前，曾於澳洲及歐洲擔任多個批發及零售行業的職位。

廖祥源先生，現年46歲，於一九九四年加入本集團，現為本公司之公司秘書。廖先生畢業於澳洲Monash University並取得經濟學士學位，現為香港會計師公會資深會員、澳洲特許會計師公會會員及香港公司秘書公會會員，加入本集團前，曾於多間國際會計師事務所及投資控股公司任職多年。

賴文深先生，現年42歲，於一九九一年加入本集團，現為本集團總會計。賴先生畢業於香港大學並取得社會科學學士學位，現為英國特許會計師公會資深會員及香港會計師公會會員，在加入本集團前，曾任職於一間國際會計師事務所及一間成衣公司多年。

主要股東

於二零零三年十二月三十一日，根據本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	所持股份數目	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340

除上文披露者外，根據本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，概無其他人士(本公司董事除外)於二零零三年十二月三十一日擁有本公司股份或相關股份之權益或淡倉。



關連交易

於本年度內，本集團與以下公司進行下列關連交易：

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
支付租金：	(i)		
Golden Sunshine Enterprises Limited		**4,553**	3,743
志成投資有限公司		**1,177**	1,698
G. S. (Yeungs) Limited		**935**	801
景添有限公司		**297**	234
Harbour Guide Limited		**1,950**	1,231
輝年管理有限公司		**707**	504
		9,619	8,211
支付管理費：	(iii)		
Golden Sunshine Enterprises Limited		**1,034**	784
G. S. Property Management Limited		**276**	266
		1,310	1,050
銷售成衣予：			
Jeanswest Corporation (New Zealand) Limited	(ii)	**9,109**	2,868
收取服務費：			
Jeanswest Corporation (New Zealand) Limited	(iii)	**6,904**	2,784



關連交易(續)

附註:

(i)　租金支出乃按照公開市場租金釐定。

(ii)　銷售成衣乃根據與本集團提供予主要客戶相若的條款進行。

(iii)　此費用乃按照兩方約訂之協議的條款收取,並根據所提供服務之成本釐定。

以上公司皆由楊釗太平紳士及楊勳先生控制,兩者均為本公司之董事。

本公司之獨立非執行董事已審核及確認,並認為以上所有與關連公司之交易皆在本集團一般及日常業務過程中根據公平及合理條款進行,該等交易均遵照已達成之合約條款。

購買、出售或贖回本公司之上市證券

於本年度內,本公司及其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

董事局認為,於本年報期間內,本公司已遵守上市規則附錄十四所列載之最佳應用守則(「守則」),惟獨立非執行董事並非根據守則第7段之規定有特定任期,而他們須根據本公司之公司細則輪值退任。



董事局報告

審核委員會

本公司之審核委員會由本公司之獨立非執行董事王敏剛銅紫荊星章，太平紳士及劉漢銓金紫荊星章，太平紳士組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部控制及財務報告事宜，包括審閱截至二零零三年十二月三十一日止年度之經審核財務報表。

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於應屆股東週年大會上提呈。

承董事局命

楊釗太平紳士
董事長

香港，二零零四年四月六日

ERNST & YOUNG
安永會計師事務所

致 旭日企業有限公司
(在百慕達註冊成立之有限公司)

列位股東

本核數師行已完成審核載於第37頁至第91頁按照香港公認會計原則編製之財務報表。

董事及核數師各自之責任

編制真實而公允之財務報表乃 貴公司董事之責任。在編製該等真實而公允財務報表時,董事必須選擇及貫徹採用合適的會計政策。本核數師行之責任是根據審核工作的結果,對該等財務報表表達獨立意見,並按照百慕達一九八一年公司法第90條之規定,僅向整體股東報告,除此之外本報告不可作其他用途。本核數師行不會就本報告之內容向任何其他人負上或承擔任何責任。

意見基礎

本核數師行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核財務報表內所載數額及所披露事項有關之憑證,亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團的具體情況、與及有否貫徹應用並充分地披露該等會計政策。

本核數師行在策劃和進行審核工作時,均以取得一切本核數師行認為必需之資料及解釋為目標,使本核數師行能獲得充份之憑證,就該等財務報表是否存有重大錯誤聲明,作出合理之確定。在作出意見時,本核數師行亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師行相信,本核數師行之審核工作已為下列意見建立合理之基礎。

意見

本核數師認為,該等財務報表足以真實而公允地反映 貴公司及 貴集團於二零零三年十二月三十一日之財務狀況及 貴集團截至該日止年度的溢利和現金流量狀況,並已按照香港公司條例之披露規定而適當編製。

安永會計師事務所
執業會計師

香港,二零零四年四月六日

合併損益表

截至二零零三年十二月三十一日止年度

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
營業額	5	3,310,309	2,436,567
銷售成本		(1,858,585)	(1,423,002)
毛利		1,451,724	1,013,565
其他收入及收益		80,633	77,435
銷售及分銷成本		(659,024)	(470,415)
行政費用		(440,901)	(316,790)
其他經營費用		(95,615)	(70,615)
出售附屬公司之虧損		–	(1,541)
經營業務溢利	6	336,817	231,639
融資成本	9	(18,273)	(15,723)
應佔溢利及虧損：			
共同控制公司		3,085	2,344
聯營公司		42,581	23,376
除稅前溢利		364,210	241,636
稅項	10	(106,690)	(53,194)
未計少數股東權益前溢利		257,520	188,442
少數股東權益		(92,495)	(60,362)
股東應佔經常業務純利	11	165,025	128,080
股息	12		
中期		27,016	27,016
擬派發末期		75,044	75,044
		102,060	102,060
		港仙	港仙
每股盈利	13		
基本		16.49	12.80
攤薄後		16.39	不適用

合併資產負債表

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
非流動資產			
固定資產	14	510,842	483,671
投資物業	15	1,650	1,650
應佔共同控制公司權益	17	25,276	17,253
應佔聯營公司權益	18	104,101	71,968
永久配額	19	1,165	1,540
		643,034	576,082
流動資產			
存貨	20	511,619	526,469
應收賬款及票據	21	401,134	382,303
預付款、按金及其他應收賬款		161,129	166,122
已抵押銀行存款	25	37,217	41,706
現金及銀行結餘		1,121,178	881,532
		2,232,277	1,998,132
流動負債			
應付賬款及票據	22	408,261	374,832
應付税款		128,654	59,999
其他應付賬款及應付費用		571,902	455,082
計息銀行貸款及其他借款	23	175,091	202,952
		1,283,908	1,092,865
流動資產淨值		948,369	905,267
總資產減流動負債		1,591,403	1,481,349

合併資產負債表（續）

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
總資產減流動負債		1,591,403	1,481,349
非流動負債			
計息銀行貸款及透支	24	50,685	58,993
少數股東長期貸款	26	9,400	9,400
應付融資租賃款	27	3,037	2,264
遞延稅項負債	28	1,750	2,019
		64,872	72,676
少數股東權益		183,531	157,649
		1,343,000	1,251,024
股本及儲備			
股本	29	100,058	100,058
儲備	31	1,167,898	1,075,922
擬派末期股息	12	75,044	75,044
		1,343,000	1,251,024

楊釗太平紳士
董事

楊勳
董事

合併股東權益變動表概要

截至二零零三年十二月三十一日止年度

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
年初／期初股東權益		1,251,024	1,223,396
出售附屬公司時變現之滙兑差額	31	–	856
出售共同控制公司時變現之滙兑差額	31	1,293	–
重估土地及樓宇之淨虧損	31	–	(8,147)
換算海外公司財務報表之匯兑差額	31	27,718	8,899
未反映在合併損益賬內之盈餘淨額		27,718	752
股東應佔經常業務純利	31	165,025	128,080
股息	12, 31	(102,060)	(102,060)
		91,976	27,628
年末／期末股東權益		1,343,000	1,251,024

合併現金流量表

截至二零零三年十二月三十一日止年度

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
經營業務之現金流量			
除稅前溢利		364,210	241,636
調整：			
融資成本	9	18,273	15,723
應佔共同控制公司及聯營公司溢利及虧損		(45,666)	(25,720)
利息收入	6	(11,656)	(10,808)
折舊	6	104,397	79,654
永久配額攤銷	6	2,030	1,640
固定資產減值	6	6,372	3,644
應佔共同公司控制公司減值／(返還減值)	6	(300)	4,119
滯銷存貨撥備／(返還撥備)	6	3,524	(2,853)
聯營公司之貸款撥備	6	8,282	–
出售固定資產之虧損	6	5,953	8,233
出售永久配額之溢利	6	(2,466)	(6,218)
出售附屬公司之虧損		–	1,541
出售共同控制公司之虧損	6	80	–
土地及樓宇重估淨虧損	6	–	2,331
投資物業重估虧損	6	–	200
外幣匯率變動之淨影響		20,373	13,452
營運資金變動前之經營溢利		473,406	326,574
減少／(增加)共同控制公司欠款		1,227	(1,717)
增加／(減少)欠共同控制公司款項		3,531	(1,936)
減少／(增加)聯營公司欠款		(1,722)	509
增加／(減少)欠聯營公司款項		(672)	13,700
減少／(增加)存貨		11,326	(39,525)
增加應收賬款及票據		(18,831)	(150,611)
減少／(增加)預付款、按金及其他應收賬款		(3,294)	5,714
增加應付賬款及票據		33,429	148,689
增加其他應付賬款及應付費用		116,820	91,461
營運產生之現金		615,220	392,858
利息收入		11,656	10,808
利息支出		(17,952)	(15,511)
融資租賃的利息部份		(321)	(212)
收取共同控制公司股息		9,503	–
收取聯營公司股息		14,674	13,113
退回／(繳納)香港利得稅		(21,012)	75
繳納海外稅項		(5,128)	(2,775)
經營活動現金注入淨額		606,640	398,356

	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
經營活動現金注入淨額		606,640	398,356
投資活動之現金流量			
購買固定資產		(135,300)	(118,293)
購買永久配額	19	(1,684)	(987)
出售固定資產所得款項		4,686	3,891
出售永久配額所得款項		2,466	6,218
投資共同控制公司		(12,540)	–
投資聯營公司		(1,015)	–
出售附屬公司	32(b)	–	17,839
出售共同控制公司		2,801	–
貸款予聯營公司		(20,000)	–
減少抵押銀行存款		4,489	–
投資活動之現金流出淨額		(156,097)	(91,332)
融資活動之現金流量			
新增銀行貸款		217,841	267,205
償還銀行貸款		(252,863)	(348,138)
償還融資租賃貸款之本金部份		(1,726)	(807)
少數股東注資		94	200
已付股息		(102,060)	(102,060)
已付少數股東股息		(71,080)	(97,808)
增加信託收據貸款		16,179	8,080
融資活動之現金流出淨額		(193,615)	(273,328)
現金及現金等額之淨增加		256,928	33,696
年初／期初現金及現金等額		848,991	813,773
外幣兌換率變動之淨影響		5,512	1,522
年末／期末現金及現金等額		1,111,431	848,991
現金及現金等額結存分析			
現金及銀行結存		1,121,178	881,532
銀行透支	24	(9,747)	(32,541)
		1,111,431	848,991

資產負債表

二零零三年十二月三十一日

	附註	二零零三年 港幣千元	二零零二年 港幣千元
非流動資產			
應佔附屬公司權益	16	726,056	732,734
流動資產			
其他應收賬款		360	202
現金及銀行結存		559,375	519,245
		559,735	519,447
流動負債			
其他應付賬款及應付費用		129	1,962
流動資產淨值		559,606	517,485
		1,285,662	1,250,219
股本及儲備			
股本	29	100,058	100,058
儲備	31	1,110,560	1,075,117
擬派末期股息	12	75,044	75,044
		1,285,662	1,250,219

楊釗太平紳士
董事

楊勳
董事

1. 公司資料

旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

年內本集團經營日常便服之零售、出口及製造。

2. 經修訂會計實務準則(「會計準則」)之影響

以下經修訂會計準則及相關註釋已被採納及首次使用在本年度財務報表，並對本財務報表有重大影響：

- 會計準則第12號(經修訂) : 所得稅
- 註釋20 : 所得稅 — 經重估不作折舊資產之收回

會計準則第12號訂明會計基準，以計算按本期間之應課稅溢利或虧損而導致應付或可收回所得稅(當期稅項)；以及主要由於應課稅及可扣減之暫時性時差與結轉未動用稅務虧損而導致未來期間之應付或可收回所得稅(遞延稅項)。

此會計準則對本財務報表記錄之所得稅並無重大影響，唯有關附註之披露較過往要求更廣泛。該等披露已載於附註10，並包括本年度／期間會計溢利及稅項支出之對賬。

註釋20要求若干經重估及不作折舊的資產及投資物業產生之遞延稅項資產或負債根據從出售該資產所得賬面值收回後之稅務影響而衡量。採納此註釋對本財務報表並無重大影響。

3. 主要會計政策概要

會計基礎
本財務報表乃根據香港會計準則、香港公認之會計原則及香港公司條例之披露要求編製。除投資物業及部份固定資產經定期重估外，本財務報表是根據原始成本法編製，有關詳情載於下文。

3. 主要會計政策概要(續)

會計基礎(續)

根據二零零二年十二月二日之董事局議決，本公司會計年度結算日已由三月三十一日更改為十二月三十一日，更改會計年度結算日是為了配合本公司於中國內地成立之主要附屬公司及共同控制公司之法定年結日。

因此合併損益表、合併股東權益變動表概要、合併現金流量表及相關附註之比較金額只呈列九個月之數字，而非截至二零零三年十二月三十一日止年度十二個月數字，故此不可與本年度所示十二個月金額作比較。

合併基礎

合併財務報表包括本公司及各附屬公司截至二零零三年十二月三十一日止年度的財務報表。於本年度內收購或出售之附屬公司之業績分別由其實際收購日期或截至出售日期止合併計算。本集團內各公司之重大交易及結餘均於合併時抵銷。

少數股東權益代表外來股東應佔本公司附屬公司之業績及資產淨值。

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

附屬公司之業績在本公司的損益賬中只計入已收及應收股息。應佔附屬公司權益乃按成本值扣除減值虧損列賬。

合營公司

合營公司指按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

3. 主要會計政策概要(續)

合營公司(續)

合營公司在下列情況下將視為:

(a) 倘本集團直接或間接擁有合營公司之控制權,列作附屬公司;或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權,但直接或間接擁有共同控制權,列作共同控制公司;或

(c) 倘本集團直接或間接長期持有合營公司之註冊資本不少於20%,且無擁有其單方面控制權或共同控制權,唯對其可行使重大影響力,列作聯營公司;或

(d) 倘本集團直接或間接長期持有合營公司之註冊資本20%以下,且無擁有其共同控制權或對其可行使重大影響力,列作長期投資。

共同控制公司

共同控制公司為在合營方共同控制下之公司,唯合營各方對共同控制公司之商業活動概無單方面控制權。

本集團應佔共同控制公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔共同控制公司之資產淨值扣除減值虧損,列入合併資產負債表內。

聯營公司

聯營公司乃本集團長期持有其不少於20%投票權及本集團之地位足以對其發揮重大影響力之公司,惟並非附屬公司及共同控制公司。

本集團應佔聯營公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損,列入合併資產負債表內。

3. 主要會計政策概要(續)

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可辨別資產及負債之公平價值。

收購產生之商譽計入合併資產負債表之資產內，並按其預計可使用年期以直線法攤銷。對於聯營公司及共同控制公司，所有未攤銷商譽包括在應佔淨資產內，並不會在合併資產負債表中列示為單一資產。

於採納會計準則第30號「業務合併」前，收購產生之商譽於收購年度與合併儲備對銷。於採納會計準則第30號時，本集團根據會計準則之過渡性條文，容許該商譽仍然與合併儲備對銷。在採納該會計準則後，收購產生之商譽之會計處理方法已跟隨上文所述會計準則第30號之商譽會計政策。

於出售附屬公司、聯營公司及共同控制公司時，出售盈虧按出售日之淨資產(包括相關之未攤銷商譽及儲備)計算。先前收購產生之相關商譽如已沖銷合併儲備，亦會撥回並一併計算於出售盈虧中。

商譽之賬面值(包括對銷合併儲備之商譽)會每年檢討，如有需要，會作減值。先前已確認之商譽減值損失不會撥回，除非其減值是由於某一預期不會再次發生之特殊外在事件所致，而隨後發生之外在事件已改變了先前事件影響。

負商譽

收購附屬公司、聯營公司及共同控制公司產生之負商譽，指本集團所佔於收購日期所收購之可辨別資產與負債之公平價值超逾收購成本之數。

倘若負商譽乃與本集團收購計劃中已辨認及能可靠衡量之預期未來虧損及開支有關，惟並非指於收購當日之可辨別負債，該部份之負商譽乃於確認未來虧損及開支時於綜合損益表確認為收入。

3. 主要會計政策概要(續)

負商譽(續)
倘若負商譽並非與於收購當日之可辨別預期未來虧損及開支有關，乃於已購入須作出折舊／攤銷之資產之餘下平均使用年期內，有系統地於損益表確認入賬。凡超逾所購入之非貨幣資產之公平價值之負商譽乃即時確認為收入。

至於共同控制公司方面，任何未於綜合損益表確認之負商譽乃計入其賬面值而非個別分列為資產列入綜合資產負債表內。

於採納會計準則第30號「業務合併」前，收購產生之負商譽於收購年度與合併儲備對銷。於採納會計準則第30號時，本集團根據會計準則之過渡性條文，容許該負商譽仍然與合併儲備對銷。在採納該會計準則後，收購產生之負商譽之會計處理方法已跟隨上文所述會計準則第30號之商譽會計政策。

出售附屬公司或共同控制公司時，出售損益乃參照出售當日之資產淨值計算，包括仍未於綜合損益表確認之負商譽及任何有關儲備之應佔金額(如適用)。

關連人士
倘任何一方可直接或間接控制另一方，或另一方作出財務及營運決策時對其行使重大影響力均視為有關連。倘雙方共同受他人控制或行使重大影響力，則雙方均視為有關連。關連人士可為個人或公司。

資產減值
於各結算日進行評估，以決定是否有任何顯示任何資產出現減值，或有任何顯示往年度已確認之減值虧損不再存在或已減少。倘有任何該等顯示存在，該資產之可收回值須予以評估。資產之可收回值定為資產之使用價值與其銷售淨值之較高者。

減值虧損僅於資產賬面值超出其可收回值時予以確認。減值虧損於其產生之期間在損益賬內扣除，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

3. 主要會計政策概要(續)

資產減值(續)
僅於資產之估計可收回值出現變動時，過往已確認之減值虧損方予以撥回。然而倘往年度該資產並無已確認之減值虧損，則撥回金額不得超過資產扣除任何折舊／攤銷之賬面值。撥回之減值虧損於其產生期間計入損益賬內，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

固定資產及折舊
除投資物業及在建工程外，固定資產乃按原值或估價減累計折舊及減值列賬。資產成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。固定資產開始運作後的應計支出，如保養維修費用，一般於產生時在損益帳中扣除。若可清楚顯示上述費用能增加將來使用固定資產時帶來之經濟利益，該等費用則會資本化，作為固定資產的額外成本。

土地及樓宇按估值列賬。本集團的政策為定期省覽土地及樓宇之賬面值，並當價值有重大變動時作出調整。獨立專業估值將於適合情況下進行。

除投資物業外，由於重估固定資產而產生的價值變動，將計入資產重估儲備。若以每項資產獨立計算後，其儲備總額不足以彌補重估虧損，差額將於損益帳中扣除。其後任何重估盈餘也直接反映在損益帳中，直至完全抵銷以往反映在損益賬的不足額為止。當出售重估資產時，過往估值變現列入資產重估儲備內之部份將撥入保留溢利，以儲備變動方式列賬。

折舊之計算方法乃根據個別資產按估計可使用年期，以直線法撇銷其原值或估值，所用之主要年率如下：

租賃土地	按租約年期平均攤銷
永久業權土地	無
樓宇	每年1.67% – 5%或按租約年期(以較短者為準)
租賃物業裝修	20% – 25%或按租約年期(以較短者為準)
廠房設備及機器	10% – 25%
傢俬設備、裝置及辦公室設備	10% – 33%
汽車	20% – 30%

3. 主要會計政策概要(續)

固定資產及折舊(續)
於損益表中反映出售或棄用固定資產之收益或虧損，乃出售所得款項與有關資產的賬面值之差額。

在建工程乃指正在興建中之大廈，以原值扣除減值虧損而不予折舊入賬。原值包括興建之直接成本。在建工程於完成及可供使用時將重置為適當類別之固定資產。

投資物業
投資物業是指已完成建造及發展的土地及樓宇並作為長期持有作投資用途；所有租金均以市場價格釐定。該等物業不提折舊，並於每年年結日按專業估價基準以其公開市值列賬。

投資物業價值的變動將計入資產重估儲備。若以投資組合計算後，其儲備總額不足以彌補該投資組合的重估虧損，差額將於損益賬中扣除。其後任何重估盈餘也直接反映在損益表賬中，直至完全抵銷以往反映在損益賬中的虧損為止。

當出售投資物業時，過往估值變現列入資產重估儲備之部份將撥入損益賬內計算。

租賃資產
凡將所有資產擁有權之收益及風險(法定業權除外)轉讓至本集團之租約均列作融資租約。訂立融資租約時，資產之原值按最低租賃付款之現值列作資本，並連同債務(不計利息部分)入賬，以反映購買及融資情況。資本化之融資租賃資產列入固定資產內，並以租約年期或估計資產使用年期折舊(以較短者為準)。相關融資成本則直接反映在損益賬中，以反映租賃期內的穩定支出。

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人，租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益賬內。本集團作為承租人，此等經營租金以直線法按租約年期由損益賬內扣除。

3. 主要會計政策概要(續)

紡織品配額權利
購自第三者之臨時紡織品配額於使用時在損益賬撇除，如無使用則於有關使用期終止時撇除。出售臨時紡織品配額所得之溢利在與第三者訂立具法律約束力、無附帶條件及不予撤銷之轉讓合約時入賬。

永久紡織品配額(「永久配額」)按原值扣除減值虧損，並按其預計可使用年期以直線法攤銷。源自暫時轉讓永久配額之收入在與第三者訂立具法律約束力、無附帶條件及不予撤銷之轉讓合約時入賬。在損益賬中反映出售或棄用永久配額所得之收益或虧損，乃出售所得款項與有關永久配額的賬面值之差額。

存貨
存貨乃按成本或可變現淨值兩者中之較低者列賬。成本以先進先出及加權平均法計算。如屬在製品及製成品，其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金及現金等額
就合併現金流量表而言，現金及現金等額包括手持現金、活期存款及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資受價值變動之風險並不重大，並於收購後三個月內到期)減去須於要求時還款及構成本集團現金管理之基本部份的銀行透支。

就資產負債表而言，現金及現金等額指手持現金及銀行現金，包括定期存款，以及性質近似現金、使用不受限制之資產。

撥備
當因已發生的事件而產生現有法律或推定的責任，而日後解除責任時有可能須消耗資源時確認撥備，但估算責任所涉及的款額須能夠可靠地估算。

當折現的影響是重大時，則所能確認的撥備為於結算日，預期須用以清償責任的未來開支的現有價值。因時間過去而增加的已折現現有價值部份，均列入損益帳的財務成本內。

3. 主要會計政策概要(續)

所得稅

所得稅包括當期及遞延稅項。所得稅於損益表內確認，如該項所得稅與已於股東權益確認之項目有關，或與於股東權益不同期間入賬之項目有關，則於股東權益確認。

在結算日時資產與負債的稅基與其在財務報告的賬面值之間的所有暫時性差異，須按負債法計提遞延稅項撥備。

所有應課稅暫時性差異均會確認為遞延稅項負債，唯下列則屬例外：

- 倘若遞延稅項負債的起因是由於商譽，或在一宗非屬業務合併的交易中初步確認之資產或負債，與及在交易時，對會計利潤或應課稅利潤或虧損均無影響；及

- 對於涉及附屬公司，聯營公司及合營企業權益之投資的應課稅暫時性差異而言，倘若撥回暫時性差異的時間可以控制，以及暫時性差異不甚可能在可見將來撥回。

對於所有可於稅務上扣減之暫時性差異、承前未用稅項資產及未用稅項虧損，若日後有可能出現應課稅利潤，可用以抵扣該等可扣減暫時性差異、該等承前未用稅項資產及未用稅項虧損確認入賬為遞延稅項資產，唯應注意下列各點：

- 倘若有關可扣減暫時性差異的遞延稅項資產的起因，是由於負商譽或在一宗非屬業務合併的交易中初步確認資產或負債，而且在交易時，對會計利潤或應課稅利潤或虧損均無影響，則屬例外；及

- 對於涉及附屬公司、聯營公司及合營企業權益之投資的應課稅暫時性差異而言，只有在暫時性差異有可能在可見將來撥回，而且日後有可能出現應課稅利潤，可用以抵扣該等暫時性差異時，方會確認遞延稅項資產。

遞延稅項資產的賬面值，在每個結算日予以審閱。若不再可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部分，則扣減遞延稅項資產賬面值。相反，在可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部份時，則確認過往不予確認的遞延稅項資產。

變現資產或清償負債的期間預期適用的稅率，會用作衡量遞延稅項資產及負債，並以結算日當日已經生效或大致上已經生效的稅率(及稅法)為基準。

3. 主要會計政策概要(續)

收益確認

收益乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬，基礎如下：

(a) 銷售貨品，當擁有權之重大風險及收益已轉予買方，惟本集團對該等出售貨品並無維持一般與業權有關之管理權，亦無實際控制權；

(b) 佣金收入，當該等服務提供時；

(c) 暫時轉讓永久配額之收入，不論是已收或未收，當與第三者訂立法律上有約束力、無條件及不可撤銷之轉讓合約時；

(d) 利息收入，以本金及實質利率按時間比例計算；及

(e) 租金收入，按租約年期內以直線法計算。

外幣

外幣交易按交易日之匯率入賬。於結算日以外幣結算之貨幣資產與負債則按該日之適用匯率換算，匯兑差額均列入損益表。

對於部份海外附屬公司權益以貸款形式投資，並於可見之將來不會償還，其貸款之外滙差額撥入外滙變動儲備。董事局認為，此等貸款屬於長期投資，該被視為本公司淨投資的一部份。

於合併賬目時，以外幣結算之附屬公司、共同控制公司及聯營公司之財務報表均按結算日之適用匯率換算為港元。海外附屬公司、共同控制公司及聯營公司之損益賬按當年／期間之加權平均滙率換算為港元，其資產負債表按結算日之滙率換算為港元。由此產生之匯兑差額列入外滙變動儲備。

3. 主要會計政策概要(續)

外幣(續)

就合併現金流量表而言，海外附屬公司之現金流量按產生現金量日期之滙率換算為港元。海外附屬公司年內／期間產生之經常性現金流量按當年／期間內之加權平均滙率換算為港元。

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下，列作保留溢利之獨立分配，直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准，並予以宣派，則確認為負債入賬。

中期股息由本公司同時建議及宣派，因本公司之公司細則授權董事宣派中期股息之權利。故此，中期股息於建議派付及宣派時直接確認為負債。

僱員福利

退休福利計劃

根據強制性公積金條例，本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃(「強積金計劃」)。按照強積金計劃之規章，供款乃按參與之僱員基本薪酬的某一百份比計算，並於應付供款時自損益賬扣除。強積金計劃之資產與本集團資產分開處理，另由一個獨立運作之基金管理。本集團之僱主供款一旦注入強積金計劃即悉數歸屬僱員，僱主自願供款部份除外，該部份將於僱員離職時按強積金計劃規定退回本集團。

在強積金計劃實施前，本集團為所有僱員提供兩項界定供款退休福利計劃，該計劃之資產乃與本集團之資產分開，獨立管理。根據其中一項計劃，僱主及僱員之供款於一九九四年一月暫停，惟管理人根據該計劃之規則繼續管理及投資該計劃之資產，並按該計劃之條款向僱員付款。根據另一計劃，合資格僱員乃按其薪金之指定百份比計算供款，並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃，其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團根據地方市政府法規，須為中國國內附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需按員工薪金之指定百份比供款予中央退休金。

3. 主要會計政策概要(續)

僱員福利(續)

僱傭條例長期服務金

本集團若干僱員已在本集團服務若干年期，可在被終止僱傭合約時根據香港僱傭條例享有長期服務金。若終止僱傭合約符合香港僱傭條例中列明的情況，本集團將需付出有關的長期服務金。

本集團已就將來可能需要付出的長期服務金作出撥備。此撥備的計算基於僱員將來獲得款項的最佳預測，並由其在本集團開始服務起計至結算日。

購股權計劃

本公司管理一項購股權計劃的目的，是為了合資格參與者對本集團業務作出貢獻給予彼等獎勵及報酬。直至購股權獲行使當時為止，已授出購股權之財務影響不會記入本公司或本集團之資產負債表內，而其成本均不會記入損益表或資產負債表。當購股權獲行使時，本公司會將發行之股份以股份面值記入為額外股本，而每股股份行使價超逾股份面值之差額則記入本公司之股份溢價賬內。在行使日期前失效或取消之購股權均由尚未行使購股權之名冊中剔除。

4. 分類資料

分類資料以兩種分類模式呈列：(i)按業務分類呈報之主要分類模式；(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質，提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下：

(a) 零售業務經營零售日常便服；

(b) 出口業務生產及出口成衣；及

(c) 其它業務，主要為布料買賣及其它業務。

在確定本集團之地域分類時，收益按顧客所處地區分類，資產則按資產所在地分類。

本年度並沒有業務間的銷售及轉撥(二零零二年四月一日至二零零二年十二月三十一日：無)。

4. 分類資料(續)

(a) 業務分類

下表列出本集團以業務分類之收入，盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他業務		合併	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
分類收入：								
向外間顧客銷貨	1,836,446	1,252,698	1,266,510	981,686	207,353	202,183	3,310,309	2,436,567
其它收入及收益	12,016	3,766	42,922	29,496	11,403	33,365	66,341	66,627
總收入	1,848,462	1,256,464	1,309,432	1,011,182	218,756	235,548	3,376,650	2,503,194
分類業績	164,318	113,959	143,988	77,781	41,233	52,544	349,539	244,284
利息收入及未分配收入							14,292	10,808
未分配費用							(27,014)	(23,453)
經營業務溢利							336,817	231,639
融資成本							(18,273)	(15,723)
應佔溢利及虧損：								
共同控制公司	–	–	389	1,083	2,696	1,261	3,085	2,344
聯營公司	(1,103)	–	43,684	23,376	–	–	42,581	23,376
除稅前溢利							364,210	241,636
稅項							(106,690)	(53,194)
未計少數股東權益前溢利							257,520	188,442
少數股東權益							(92,495)	(60,362)
股東應佔經常業務純利							165,025	128,080

4. 分類資料(續)

(a) 業務分類(續)

本集團

	零售業務		出口業務		其他業務		合併	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
分類資產	550,746	499,508	825,599	844,834	198,033	199,958	1,574,378	1,544,300
應佔共同控制公司權益	–	–	7,320	10,258	17,956	6,995	25,276	17,253
應佔聯營公司權益	13,174	–	90,927	71,968	–	–	104,101	71,968
未分配資產							1,171,556	940,693
總資產							2,875,311	2,574,214
分類負債	360,831	209,391	377,256	402,730	236,301	206,902	974,388	819,023
未分配負債							374,392	346,518
總負債							1,348,780	1,165,541
其它分類資料:								
折舊及攤銷	49,101	40,654	52,351	37,564	4,975	3,076	106,427	81,294
實現在損益表內之淨減值撥備/(返還減值撥備)	–	–	6,104	7,731	(32)	32	6,072	7,763
實現在損益表內之重估虧損	–	–	–	513	–	2,018	–	2,531
其它非現金支出	18,062	8,114	221	11,019	(444)	52	17,839	19,185
資本開支	63,774	51,839	59,060	44,182	14,150	23,259	136,984	119,280
實現在股東權益內之重估虧損	–	–	–	7,417	–	1,213	–	8,630
實現在股東權益內之重估盈餘	–	–	–	483	–	–	–	483

4. 分類資料(續)

(b) 地區分類

下表列出本集團以地區分類之收入，若干資產及開支資料。

本集團

	中國內地		香港		美國		澳洲及紐西蘭		加拿大		其他		合併	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
分類收入：														
向外間顧客銷貨	1,315,590	909,322	127,696	119,252	1,039,061	847,147	594,338	415,972	78,230	48,251	155,394	96,623	3,310,309	2,436,567
其他分類資料：														
分類資產	844,326	840,175	69,851	123,044	229,920	230,767	166,676	107,096	16,951	14,379	246,654	228,839	1,574,378	1,544,300
資本開支	80,652	77,223	1,322	3,835	–	–	34,210	19,088	–	–	20,800	19,134	136,984	119,280

5. 營業額

營業額指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值，及暫時轉永久配額之已收及應收收益。

以下業務的收益列入營業額內：

	本集團	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
零售日常便服	1,836,446	1,252,698
成衣出口	1,266,510	981,686
布料貿易及其它業務	207,353	202,183
營業額	3,310,309	2,436,567

6. 經營業務溢利

本集團的經營業務溢利已扣除／(計入)下列各項：

		本集團	
	附註	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
銷售存貨成本*		1,858,585	1,423,002
折舊	14	104,397	79,654
永久配額攤銷**	19	2,030	1,640
經營租約之最低租金：			
土地及樓宇		275,569	195,532
廠房及機器		1,827	1,524
		277,396	197,056
核數師酬金		3,865	3,780
員工成本(包括董事酬金,附註7)：			
工資及薪金		552,373	380,911
退休金供款		13,816	9,192
減：退還沒收供款		(375)	(592)
退休金淨供款***		13,441	8,600
員工總成本		565,814	389,511
固定資產減值	14	6,372	3,644
應佔共同控制公司減值／(返還減值)		(300)	4,119
出售固定資產之虧損		5,953	8,233
重估土地及樓宇之淨虧損		–	2,331
重估投資物業之虧損	15	–	200
匯兑虧損，淨額		8,763	9,425
出售永久配額之溢利		(2,466)	(6,218)
出售共同控制公司之虧損		80	–
利息收入		(11,656)	(10,808)
滯銷存貨撥備／(返還撥備)		3,524	(2,853)
聯營公司之貸款撥備		8,282	–
投資物業的總租金收入		(204)	(160)
減：支銷		9	8
投資物業的淨租金收入		(195)	(152)

* 銷售之存貨成本及銷售成本包括滯銷存貨撥備3,524,000港元(二零零二年四月一日至二零零二年十二月三十一日：返還滯銷存貨撥備2,853,000港元)。

** 永久配額於本年度／期間的攤銷已列入合併損益表的銷售成本內。

*** 於二零零三年十二月三十一日，本集團已無沒收供款可供減少來年公積金計劃供款(二零零二年四月一日至二零零二年十二月三十一日：無)。

7. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下：

	本集團	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
袍金：		
執行董事	–	–
獨立非執行董事	200	150
	200	150
執行董事的其他酬金：		
薪金、津貼及實物利益	6,398	4,793
花紅	5,706	5,329
退休金供款	261	196
	12,365	10,318

以上董事之酬金按下列組別歸類為：

	董事人數	
	截至二零零三年十二月三十一日止年度	二零零二年四月一日至二零零二年十二月三十一日
無 – 1,000,000港元	3	5
1,000,001港元 – 1,500,000港元	1	–
1,500,001港元 – 2,000,000港元	2	1
2,500,001港元 – 3,000,000港元	–	1
3,500,001港元 – 4,000,000港元	2	1
	8	8

年／期內概無任何安排使任何董事已放棄或同意放棄其酬金。

8. 五位最高薪僱員

年／期內五位最高薪僱員包括三位(二零零二年四月一日至二零零二年十二月三十一日：三位)董事，彼等酬金之資料已於上文附註7中披露。其餘兩位(二零零二年四月一日至二零零二年十二月三十一日：兩位)最高薪非董事僱員之酬金詳情如下：

	本集團	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
薪酬、津貼及實物利益	2,488	1,888
花紅	2,907	2,841
退休金計劃供款	89	67
	5,484	4,796

最高薪非董事僱員之酬金按下列組別歸類為：

	僱員人數	
	截至二零零三年十二月三十一日止年度	二零零二年四月一日至二零零二年十二月三十一日
2,000,001港元 - 2,500,000港元	–	2
2,500,001港元 - 3,000,000港元	2	–
	2	2

9. 融資成本

	本集團	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
需於五年內償還之銀行貸款、透支利息	17,952	15,511
融資租賃利息	321	212
	18,273	15,723

10. 稅項

香港利得稅乃根據本年／期間源自香港之估計應課稅溢利按稅率17.5%（二零零二年四月一日至二零零二年十二月三十一日：16%）作出撥備。年內新增之香港利得稅率於二零零三／二零零四課稅年度生效，故適用於截至二零零三年十二月三十一日止年度源自香港之應課稅溢利。

其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	本集團	
	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
本集團：		
本年 － 香港		
年／期內支出	15,106	12,074
過往年度／期間撥備不足／（超額撥備）	3,003	(3,054)
本年 － 其他地區	76,708	38,618
遞延	(269)	1,492
	94,548	49,130
應佔稅項：		
共同控制公司	294	33
聯營公司	11,848	4,031
	12,142	4,064
本年度／期間稅項支出	106,690	53,194

10. 稅項(續)

下表列出本公司及其主要附屬公司按註冊成立所在地之法定稅率計算並適用於除稅前盈利之稅項支出，以及按實際稅率計算之稅項支出進行對賬；並就適用稅率(即法定稅率)以及實際稅率進行對賬：

	本集團			
	截至二零零三年十二月三十一日止年度		二零零二年四月一日至二零零二年十二月三十一日	
	港幣千元	%	港幣千元	%
除稅前溢利	364,210		241,636	
按法定稅率計算稅項	63,737	17.5	38,662	16.0
其它國家較高稅率	39,309	10.8	17,388	7.2
就過往年度／期間之稅項作本年調整	3,029	0.8	(3,054)	(1.3)
毋須繳納稅項之收入	(4,075)	(1.1)	(2,198)	(0.9)
不可扣稅之支出	816	0.2	900	0.4
使用過往期間稅項虧損	(4)	0.0	(185)	(0.1)
沒有確認之稅項虧損	3,878	1.1	1,681	0.7
按實質稅率計算之稅項支出	106,690	29.3	53,194	22.0

根據中國稅法，在中國內地運作的公司需按中國會計規則編製之法定財務報告內反映之應課稅利潤，按稅率33%繳納企業所得稅。

中外合資企業需繳納國家所得稅(30%)及地方所得稅(3%)。就國家所得稅，該等企業可於其經營之首兩個／三個盈利年度豁免企業所得稅，並於隨後三年／四年內獲減免50%企業所得稅。

11. 股東應佔經常業務純利

截至二零零三年十二月三十一日止年度，在本公司財務報表內處理的股東應佔經常業務純利為137,503,000港元（二零零二年四月一日至二零零二年十二月三十一日：112,932,000港元）。

12. 股息

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
中期 － 每股普通股2.70港仙（二零零二年四月一日至二零零二年十二月三十一日：2.70港仙）	27,016	27,016
擬派發末期 － 每股普通股7.50港仙（二零零二年四月一日至二零零二年十二月三十一日：7.50港仙）	75,044	75,044
	102,060	102,060

本年度建議末期股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零三年十二月三十一日止年度之股東應佔經常業務純利165,025,000港元（二零零二年四月一日至二零零二年十二月三十一日：128,080,000港元）及於年／期內已發行股份1,000,584,000股（二零零二年四月一日至二零零二年十二月三十一日：1,000,584,000股）計算。

(b) 每股攤薄盈利

截至二零零三年十二月三十一日止年度之每股攤薄盈利乃根據年內股東應佔經常業務純利165,025,000港元計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股數目1,000,584,000股，與假設年內所有購股權被行使而無償發行的普通股加權平均數6,492,898股之總和。

由於二零零二年四月一日至二零零二年十二月三十一日止九個月期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

14. 固定資產

本集團

	土地及樓宇 港幣千元	租賃物業裝修 港幣千元	在建工程 港幣千元	廠房設備及機器 港幣千元	傢俬裝置及辦公室設備 港幣千元	汽車 港幣千元	總計 港幣千元
成本／估價：							
於二零零三年一月一日	101,243	246,452	11,715	371,459	214,601	42,276	987,746
添置	–	33,441	11,882	45,723	38,295	8,897	138,238
出售	(219)	(27,370)	–	(5,851)	(20,431)	(6,629)	(60,500)
轉撥	23,273	–	(23,273)	–	–	–	–
匯兌調整	(290)	(135)	(216)	4,549	29,654	1,224	34,786
於二零零三年十二月三十一日	124,007	252,388	108	415,880	262,119	45,768	1,100,270
以成本／估價分析：							
按成本	–	252,388	108	415,880	262,119	45,768	976,263
按估價	124,007	–	–	–	–	–	124,007
於二零零三年十二月三十一日	124,007	252,388	108	415,880	262,119	45,768	1,100,270
累計折舊及減值：							
於二零零三年一月一日	–	159,766	–	175,254	139,541	29,514	504,075
本年折舊	3,303	28,729	–	40,731	26,275	5,359	104,397
實現在本年損益表內之減值／(返還減值)	2,027	(271)	–	2,821	1,303	492	6,372
出售	–	(22,745)	–	(4,364)	(17,483)	(5,269)	(49,861)
匯兌調整	–	(46)	–	3,860	19,832	799	24,445
於二零零三年十二月三十一日	5,330	165,433	–	218,302	169,468	30,895	589,428
賬面淨值：							
於二零零三年十二月三十一日	118,677	86,955	108	197,578	92,651	14,873	510,842
於二零零二年十二月三十一日	101,243	86,686	11,715	196,205	75,060	12,762	483,671

於二零零三年十二月三十一日，列入固定資產總額中以融資租賃方式擁有的資產的賬面淨值合共4,551,000港元(二零零二年：3,095,000港元)。

去年本集團的土地及樓宇由獨立專業合資格估值師戴德梁行，S.F. Ahmed & Co.及PT Saptasentra Jasa Pradana按公開市價及現有用途重估為101,243,000港元。本公司董事認為於本結算日，該估值並沒有重大改變。若此等土地及樓宇以成本減累積折舊列賬，其賬面值應為約101,254,000港元。

14. 固定資產(續)

上述以估值列賬的土地及樓宇乃按以下年期持有：

	香港 港幣千元	其它地區 港幣千元	總計 港幣千元
永久業權土地	–	9,521	9,521
長期租約	–	82,737	82,737
中期租約	1,800	29,949	31,749
	1,800	122,207	124,007

於二零零三年十二月三十一日，本集團部份物業和廠房設備機器已抵押予銀行以獲得銀行融資額，其賬面淨值分別為6,049,000港元(二零零二年：1,800,000港元)及28,750,000港元(二零零二年：2,435,000港元)(附註25)。

15. 投資物業

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
年／期初	1,650	1,850
重估虧損	–	(200)
年／期末	1,650	1,650

本集團之投資物業位於香港並以中期租約持有。

本集團的投資物業已於二零零三年十二月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為1,650,000港元。此物業以經營租賃方式租予第三者。本集團的投資物業詳情如下：

地點	用途	租約	本集團應佔權益
新界荃灣沙嘴道11號 達貿中心10樓1,2,3,及5室	工業	中期	60%

16. 應佔附屬公司權益

	本公司	
	二零零三年 港幣千元	二零零二年 港幣千元
非上市股份，成本值	377,717	377,717
附屬公司之欠款	393,339	400,017
	771,056	777,734
減值撥備	(45,000)	(45,000)
	726,056	732,734

附屬公司的欠款為無抵押，免息及沒有固定償還期限。

主要附屬公司之詳情載列於本財務報表附註37。

17. 應佔共同控制公司權益

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
應佔淨資產	47,130	34,649
共同控制公司欠款	1,359	2,586
欠共同控制公司款項	(15,071)	(11,540)
	33,418	25,695
減值撥備	(8,142)	(8,442)
	25,276	17,253

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。

主要共同控制公司詳情載列於本財務報表附註38。

18. 應佔聯營公司權益

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
應佔淨資產	105,252	87,426
聯營公司欠款	3,972	2,250
欠聯營公司款項	(16,841)	(17,708)
聯營公司貸款	20,000	–
減：聯營公司之貸款撥備	(8,282)	–
	104,101	71,968

與聯營公司的結存及貸款予聯營公司為無抵押，免息及沒有固定償還期限。

主要聯營公司詳情載列於本財務報表附註39。

19. 永久配額

	本集團 港幣千元
成本：	
於二零零三年一月一日	110,838
增加	1,684
出售	(846)
匯兑調整	(556)
於二零零三年十二月三十一日	111,120
累計攤銷及減值：	
於二零零三年一月一日	109,298
年內攤銷	2,030
出售	(846)
匯兑調整	(527)
於二零零三年十二月三十一日	109,955
賬面淨值：	
於二零零三年十二月三十一日	1,165
於二零零二年十二月三十一日	1,540

20. 存貨

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
原料	146,217	177,149
半制成品	57,906	62,907
制成品	307,496	286,413
	511,619	526,469

於結算日，並無存貨以可變現值列賬(二零零二年：10,573,000港元)。

於二零零三年十二月三十一日，本集團部份存貨已抵押予銀行以獲得銀行融資額，其賬面值為84,844,000港元(二零零二年：68,173,000港元)(附註25)。

21. 應收賬款及票據

應收賬款及票據包括已扣除壞賬準備的應收貿易賬款共141,841,000港元(二零零二年：169,531,000港元)及應收票據259,293,000港元(二零零二年：212,772,000港元)。應收票據於兩個結算日的賬齡少於四個月。下列為應收賬款之賬齡分析：

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
少於四個月	131,431	132,774
四至六個月	7,425	21,480
超過六個月	2,985	15,277
	141,841	169,531

本集團給予貿易客戶之賒賬期平均為45天。

22. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共291,523,000港元(二零零二年：241,741,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
少於四個月	276,012	208,189
四至六個月	7,705	18,896
超過六個月	7,806	14,656
	291,523	241,741

23. 計息銀行貸款及其他借款

		本集團	
	附註	二零零三年 港幣千元	二零零二年 港幣千元
銀行透支	24	9,747	32,541
銀行貸款	24	110,651	133,003
信託收據	24	52,634	36,455
計息銀行貸款	24	173,032	201,999
應付融資租賃款之即期部份	27	2,059	953
		175,091	202,952

24. 計息銀行貸款及透支

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
銀行透支：		
有抵押	732	23,344
無抵押	9,015	9,197
	9,747	32,541
銀行貸款：		
有抵押	119,373	53,894
無抵押	41,963	138,102
	161,336	191,996
信託收據貸款：		
有抵押	52,634	36,455
	223,717	260,992
以還款期分析：		
沒有固定償還期限的銀行透支 － 附註23	9,747	32,541
須於一年內償還之信託收據 － 附註23	52,634	36,455
須於下列期間內償還之銀行貸款：		
一年內 － 附註23	110,651	133,003
第二年	19,611	21,167
第三年至第五年(包括首尾兩年)	31,074	37,826
	161,336	191,996
總銀行貸款及透支	223,717	260,992
列作流動負債之部份 － 附註23	(173,032)	(201,999)
長期部份	50,685	58,993

25. 銀行融資

本集團部份銀行融資額以下列作為抵押：

(i) 本集團部份土地及樓宇，於結算日之累計賬面淨值為6,049,000港元（二零零二年：1,800,000港元）。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面淨值為28,750,000港元（二零零二年：2,435,000港元）。

(iii) 本集團部份銀行存款，於結算日之價值為37,217,000港元（二零零二年：41,706,000港元）。

(iv) 本集團部份存貨，於結算日之賬面值為84,844,000港元（二零零二年：68,173,000港元）。

26. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後償還。

27. 應付融資租賃款

本集團租賃若干機器及汽車用於生產業務及商業用途。該等租約被分類為融資租賃租約，餘下租期為三至五年。

於二零零三年十二月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		最低租賃還款額之現值	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
應付金額：				
於一年內	2,381	1,187	2,059	953
於第二年	1,404	1,309	1,189	1,151
於第三至第五年(包括首尾兩年)	2,029	1,236	1,848	1,113
最低租賃還款總額	5,814	3,732	5,096	3,217
將來的財務費用	(718)	(515)		
應付租賃款淨額	5,096	3,217		
列為流動負債部份 — 附註23	(2,059)	(953)		
長期部份	3,037	2,264		

28. 遞延稅項負債

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
加速稅項折舊	1,750	2,019

本集團在香港產生的暫估稅項虧損可無限期用於抵銷產生有關稅項虧損的公司的未來應課稅溢利。長期虧損的附屬公司所產生的稅項虧損而未被確認為遞延稅項資產為15,365,000港元(二零零二年：10,506,000港元)。

於二零零三年十二月三十一日，本集團並無就其附屬公司、共同控制公司或聯營公司的未滙出盈利的應付稅項確認任何重大遞延稅項負債(二零零二年：無)，由於該等款額滙出時，本集團並無額外的稅項負債，故並未確認重大遞延稅項負債。

本公司向其股東派發股息並無附有任何所得稅之後果。

29. 股本

股份

	普通股數量		本公司	
	二零零三年 千位	二零零二年 千位	二零零三年 港幣千元	二零零二年 港幣千元
法定股本：				
每股面值0.10港元之普通股	6,000,000	6,000,000	600,000	600,000
已發行及繳足股本：				
每股面值0.10港元之普通股	1,000,584	1,000,584	100,058	100,058

購股權
本公司購股權計劃之詳情載於附註30內。

30. 購股權計劃

本公司採用之購股權計劃(「計劃」)，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事會釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事會釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在聯交所之平均收市價之80%；及(ii)本公司普通股之面值。

購股權並無賦予持有人獲派任何股息或於股東大會上投票之權利。

30. 購股權計劃(續)

截至二零零三年十二月三十一日止年度內根據計劃授出而尚未行使之購股權如下：

參與者姓名或類別	購股權所涉及之股份數目 於二零零三年一月一日 '000	年內 行使 '000	年內 失效 '000	年內 取消 '000	於二零零三年十二月三十一日 '000	購股權 授出日期*	購股權 認購價** 港幣元	購股權 行使期間
董事								
楊勳先生	5,940	–	–	–	5,940	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊浩先生	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
鮑仕基先生	2,962	–	–	–	2,962	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	–	–	–	7,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛先生	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	–	–	–	2,404	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	–	–	–	7,494	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	–	–	–	45,800			
其他僱員總計	15,250	–	(2,050)	(2,400)	10,800	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,320	–	(52)	–	13,268	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	6,656	–	–	–	6,656	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	81,026	–	(2,102)	(2,400)	76,524			

*　購股權之歸屬期由授出日期起直至行使期開始為止。

**　購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

30. 購股權計劃(續)

本年度內，本公司並未授出或行使購股權。

本公司於結算日共有76,524,000股尚未行使之購股權，佔於該日之本公司已發行股份約7.6%。根據本公司現行資本架構，若全面行使所有尚未行使之購股權將致使發行額外76,524,000股每股面值0.10港元之股分並獲得款項約163,600,000港元。

由於期內並無授出任何購股權，故未有購股權預期價值披露。

31. 儲備

本集團

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備(註i) 港幣千元	不可分派儲備(註ii) 港幣千元	滾存溢利(註ii) 港幣千元	總計 港幣千元
於二零零二年四月一日		268,668	115,551	22,266	(65,066)	5,242	701,633	1,048,294
重估虧損淨額		–	–	(8,147)	–	–	–	(8,147)
換算海外附屬公司，共同控制及聯營公司的匯兑調整		–	–	–	8,899	–	–	8,899
出售附屬公司時變現	32(b)	–	–	–	856	–	–	856
應佔共同控制公司之不可分派儲備		–	–	–	–	237	(237)	–
期內淨溢利		–	–	–	–	–	128,080	128,080
二零零二年中期股息	12	–	–	–	–	–	(27,016)	(27,016)
二零零二年擬派末期股息	12	–	–	–	–	–	(75,044)	(75,044)
於二零零二年十二月三十一日		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
儲備計入：								
本公司及附屬公司		268,668	115,551	14,119	(50,577)	351	643,026	991,138
共同控制公司		–	–	–	–	5,128	2,530	7,658
聯營公司		–	–	–	(4,734)	–	81,860	77,126
於二零零二年十二月三十一日		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922

31. 儲備(續)

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備 (註i) 港幣千元	不可分派儲備 (註ii) 港幣千元	滾存溢利 (註ii) 港幣千元	總計 港幣千元
於二零零三年一月一日		268,668	115,551	14,119	(55,311)	5,479	727,416	1,075,922
換算海外附屬公司，共同控制及聯營公司的匯兑調整		–	–	–	27,718	–	–	27,718
出售共同控制公司時變現		–	–	–	1,293	–	–	1,293
轉撥自滾存溢利		–	–	–	–	72	(72)	–
應佔共同控制公司之不可分派儲備		–	–	–	–	15	(15)	–
出售時變現之重估儲備		–	–	(20)	–	–	20	–
年內淨溢利		–	–	–	–	–	165,025	165,025
二零零三年中期股息	12	–	–	–	–	–	(27,016)	(27,016)
二零零三年擬派末期股息	12	–	–	–	–	–	(75,044)	(75,044)
於二零零三年十二月三十一日		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898
儲備計入：								
本公司及附屬公司		268,668	115,551	14,099	(23,755)	423	688,958	1,063,944
共同控制公司		–	–	–	–	5,143	3,761	8,904
聯營公司		–	–	–	(2,545)	–	97,595	95,050
於二零零三年十二月三十一日		268,668	115,551	14,099	(26,300)	5,566	790,314	1,167,898

誠如本財務報告附註3之解釋，本集團於採納會計準則第30號時採用其過渡性條文，容許於採納該會計準則前在收購時產生之商譽及負商譽與合併儲備對銷。於採納會計準則第30號前，由收購附屬公司、共同控制公司及聯營公司產生之商譽及負商譽而仍保留在二零零三年十二月三十一日之滾存溢利內之金額分別為2,429,000港元及8,971,000港元。

註： (i) 外滙變動儲備已計入因換算海外附屬公司貸款之匯兑盈餘共25,757,000港元（二零零二年：滙兑虧損27,459,000港元）。此筆款項在可預見之未來將不會償還，董事認為此仍本公司淨投資之一部份。

(ii) 根據相關的中外合資企業的法律及條例，於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

31. 儲備(續)

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零二年四月一日		268,668	377,567	418,010	1,064,245
期內淨溢利		–	–	112,932	112,932
二零零二年中期股息	12	–	–	(27,016)	(27,016)
二零零二年擬派末期股息	12	–	–	(75,044)	(75,044)
於二零零二年十二月三十一日及二零零三年一月一日		268,668	377,567	428,882	1,075,117
年內淨溢利		–	–	137,503	137,503
二零零三年中期股息	12	–	–	(27,016)	(27,016)
二零零三年擬派末期股息	12	–	–	(75,044)	(75,044)
於二零零三年十二月三十一日		268,668	377,567	464,325	1,110,560

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981(經修訂),該等繳入盈餘於若干情況下可分派予各股東。

32. 合併現金流量表附註

(a) 重大非現金交易

年內本集團訂立的固定資產融資租賃合約，在合約開始時之總資本額為2,938,000港元(二零零二年四月一日至二零零二年三月三十一日：1,254,000港元)。

(b) 出售附屬公司

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
出售淨資產：		
固定資產	–	5,470
存貨	–	9,349
應收賬款	–	161
預付賬款及其他應收賬款	–	8,279
現金及銀行存款	–	1,239
銀行透支	–	(1,538)
應付賬款	–	(3,509)
其他應付賬款及應付費用	–	(1,226)
股東貸款	–	(17,540)
	–	685
出售時變現之外匯變動儲備 – 附註31	–	856
出售附屬公司之虧損	–	(1,541)
收款方式：		
現金	–	–

32. 合併現金流量表附註(續)

(b) 出售附屬公司(續)

出售附屬公司注入淨現金及淨現金等額分析如下：

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元
轉讓股東貸款	–	17,540
出售之現金及銀行結存	–	(1,239)
出售之銀行透支	–	1,538
出售附屬公司注入淨現金及現金等額	–	17,839

於二零零二年十二月三十一日止九個月期間，出售附屬公司未有重大影響本集團合併營業額及該期間之稅後溢利。

33. 或有負債

於結算日，未有在財務報表內撥備之或有負債如下：

	本集團		本公司	
	二零零三年 港幣千元	二零零二年 港幣千元	二零零三年 港幣千元	二零零二年 港幣千元
為附屬公司之銀行融資額提供擔保	–	–	942,546	1,128,555
附屬公司已使用以上銀行融資額	–	–	43,996	84,632
可追溯之貼現票據	7,537	35,479	–	–

34. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業(見財務報表附註15)，議定年期為2年。租約條款一般要求承租人提交保證金及因應市場環境定期調整租金。

於二零零三年十二月三十一日，本集團根據不可撤銷經營租約而將來應收租客之最低租約付款如下：

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
一年內	119	204
第二年至第五年(包括首尾兩年)	–	119
	119	323

(b) 作為承租人

本集團以經營租約形式承租若干機械，零售店鋪及辦公物業。租約之議定年期由3年至6年。

於二零零三年十二月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
一年內	234,282	169,826
第二年至第五年(包括首尾兩年)	401,435	278,969
五年後	111,331	108,517
	747,048	557,312

35. 承擔

除上述附註34(b)列出之經營業務承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
已批准但未簽約：		
在建工程	–	14,777
投資聯營公司	46,930	–

(b) 其它

	本集團	
	二零零三年 港幣千元	二零零二年 港幣千元
外幣匯兑遠期合約	51,068	11,510

於結算日，本公司並無重大承擔。

36. 關連人士交易

除於董事局報告披露有關連交易外，本集團亦於本年／期內與關連人士有以下重大交易：

		本集團	
	附註	截至 二零零三年 十二月三十一日 止年度 港幣千元	二零零二年 四月一日至 二零零二年 十二月三十一日 港幣千元
從共同控制公司購入的原材料	(i)	–	1,089
付予共同控制公司的加工費	(ii)	55,559	63,202
付予聯營公司的加工費	(ii)	66,248	48,921

附註：

(i) 董事認為購入原材料的條款及條件皆可與共同控制公司之其他顧客比較。

(ii) 加工費以共同控制公司及聯營公司發生的成本加標價計算。

37. 主要附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下：

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零三年	二零零二年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	100	100	投資控股
Jeanswest (BVI) Limited	英屬處女島／香港	1美元	100	100	投資控股
Jeanswest International (L) Limited	馬來西亞／香港	1美元	100	100	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞／香港	1美元	100	100	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	100	100	投資控股
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	100	100	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元「A」股份	100	100	在澳洲零售便服

37. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零三年	二零零二年	主要業務
Renher Pty. Ltd.	澳洲	2,200澳元普通股	100	100	在澳洲提供店舖租賃服務
真維斯國際(香港)有限公司	香港／中國內地	10,000,000港元普通股	100	100	在中國內地零售便服
大進投資有限公司	香港／中國內地	10,000,000港元普通股	100	100	在中國內地零售便服
Glorious Sun Industries (BVI) Limited	英屬處女島／香港	1美元	100	100	投資控股
旭日製衣廠(香港)有限公司	香港	2,600,000港元普通股	100	100	買賣及製造成衣及提供管理服務
沾福有限公司	香港	2港元普通股	100	100	提供銷售推廣服務
力佳實業有限公司	香港	200,000港元普通股	100	100	提供代理服務

37. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零三年	二零零二年	主要業務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	100	100	買賣及生產成衣
柏建實業有限公司	香港	600,000港元普通股	100	100	進出口成衣
建裕投資有限公司	香港	2港元普通股	100	100	提供生產管理服務
大進製衣廠(惠州)有限公司**	中國內地	8,128,000美元已繳付6,128,000美元	100	100	製造成衣
新東江服飾(惠州)有限公司**	中國內地	4,923,000美元	100	100	生產及買賣成衣
明燈紡織有限公司	香港	10,000,000港元普通股	100	100	進口及分銷紡織品
Sparrow Apparels Limited	孟加拉	10,000,000塔卡普通股	70	70	製造成衣

37. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零三年	本集團應佔權益百分比 二零零二年	主要業務
鎮安工貿有限公司	香港	10,000港元普通股	100	100	投資控股
鎮安國際貿易(香港)有限公司	香港	500,000港元普通股	50.4	50.4	買賣成衣及投資控股
即隆貿易有限公司	香港	300,000港元普通股	50.4	50.4	進出口成衣
卓明發展有限公司	香港	1,000港元普通股	50.4	50.4	買賣布料及投資控股
萬倍投資有限公司	香港	1,460,000港元普通股	50.4	50.4	持有物業
Super Connection International Limited	英屬處女島／柬埔寨	1,000美元	50.4	50.4	提供管理服務
Recent Garments and Knitting Industries Ltd.	孟加拉	100,000塔卡普通股	35.3##	35.3##	製造成衣
Shamoli Garments Limited	孟加拉	10,000,000塔卡普通股	35.3##	35.3##	製造成衣
P.T. Crownfund Garment Factory#	印度尼西亞	600,000美元	47.9##	47.9##	製造成衣
Gennon (Cambodia) Garment Manufacturing Ltd.#	柬埔寨	1,000,000美元普通股	50.4	50.4	製造成衣

37. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零三年	二零零二年	主要業務
惠州新安製衣廠有限公司***	中國內地	5,000,000港元	48.4##	48.4##	製造成衣
東莞明海織染廠有限公司**	中國內地	147,660,000港元 已繳付 114,626,417港元	50.4	48.6##	提供漂染及針織服務
Recent Sweater Limited	孟加拉	1,000,000塔卡 普通股	35.3##	35.3##	製造成衣
Rays The Glorious Investment (BVI) Limited	英屬處女島/香港	1美元	100	100	投資控股
豐源投資有限公司	香港	2港元 普通股	100	100	投資控股
石家莊常宏建築裝飾工程有限公司***	中國內地	2,100,000美元	65	65	室內裝修及翻新服務
泰州爵柏服飾有限公司***	中國內地	100,000美元	60	–	製造成衣

* 直接由本公司持有

** 按中國法律登記為中外獨資企業之附屬公司

*** 按中國法律登記為中外合資企業之附屬公司

不經由安永會計師事務所或其它安永國際成員公司審核

此為本公司非全資附屬公司持有之附屬公司，因本公司對於非全資附屬公司擁有控制權，該等公司亦被視為附屬公司

38. 主要共同控制公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

所有共同控制公司皆通過附屬公司間接持有。

主要共同控制公司詳情如下：

公司名稱	公司結構	註冊登記及營運地點	本集團應佔權益百分比* 二零零三年	本集團應佔權益百分比* 二零零二年	主要業務
湖北長進製衣有限公司	公司形式	中國內地	30	–	製造成衣
湖北長旭製衣有限公司	公司形式	中國內地	30	30	製造成衣
南京江大服飾有限公司	公司形式	中國內地	45	45	製造成衣
明石染廠有限公司	公司形式	中國內地	40	40	提供漂染服務
湖北仙安製衣有限公司	公司形式	中國內地	15.1	15.1	製造成衣

所有共同控制公司均不經由安永會計師事務所或其它安永國際成員公司審核。

* 投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。

39. 主要聯營公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

所有聯營公司皆通過附屬公司間接持有。

主要聯營公司詳情如下：

公司名稱	公司結構	註冊成立或登記及營運地點	本集團應佔權益百分比 二零零三年	本集團應佔權益百分比 二零零二年	主要業務
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	公司形式	菲律賓	49.5	49.5	製造成衣
Rays Apparel (H.K.) Limited	公司形式	香港	35	35	提供代理服務
Zeppelin (H.K.) Limited	公司形式	香港	50	50	買賣成衣
Rays Apparel, Inc.	公司形式	美國	35	35	入口及分銷成衣
瀝洋製衣(香港)有限公司	公司形式	香港	50	50	製造成衣
G.S - i.t Limited	公司形式	香港	50	–	投資控股
旭日極速聯營有限公司	公司形式	香港	50	–	零售便服

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

40. 比較數字

誠如本財務報告附註2之解釋，由於本年度採用經修訂之會計實務準則，部份項目之會計處理及表述與及財務報表上之結餘金額已按新訂之要求作出更改，以配合本年度之表述。

41. 財務報表之通過

本年度財務報表已於二零零四年四月六日由董事會通過。

財 政 概 要

下列為本集團最近五個財政年度／期間摘錄自經審核財務報表之業績概要。

	截至二零零三年十二月三十一日止年度 港幣千元	二零零二年四月一日至二零零二年十二月三十一日 港幣千元	截至二零零二年三月三十一日止年度 港幣千元	截至二零零一年三月三十一日止年度 港幣千元	截至二零零零年三月三十一日止年度 港幣千元
營業額	3,310,309	2,436,567	2,924,850	3,003,243	3,030,806
經營溢利（扣除融資成本）	318,544	215,916	235,008	307,043	373,727
應佔共同控制公司及聯營公司之溢利及虧損	45,666	25,720	32,329	45,742	28,073
除稅前溢利	364,210	241,636	267,337	352,785	401,800
稅項	(106,690)	(53,194)	(19,977)	(37,488)	(28,150)
未計少數股東權益前溢利	257,520	188,442	247,360	315,297	373,650
少數股東權益	(92,495)	(60,362)	(94,595)	(134,671)	(136,458)
股東應佔經常業務純利	165,025	128,080	152,765	180,626	237,192

財政概要

下列為本集團最近五個財政年度／期間的資產、負債及少收股東權益概要，摘自已公佈之經審核財務報表及按需要重新分類。

	二零零三年 十二月三十一日 港幣千元	二零零二年 十二月三十一日 港幣千元	二零零二年 三月三十一日 港幣千元	二零零一年 三月三十一日 港幣千元	二零零零年 三月三十一日 港幣千元
固定資產	510,842	483,671	470,640	513,058	497,221
投資物業	1,650	1,650	1,850	1,850	2,000
應佔共同控制公司及聯營公司權益	129,377	89,221	96,967	93,818	73,117
永久配額	1,165	1,540	2,217	2,868	5,803
遞延税項資產	–	–	–	–	7,622
流動資產	2,232,277	1,998,132	1,794,278	1,889,020	1,843,056
總資產	2,875,311	2,574,214	2,365,952	2,500,614	2,428,819
流動負債	1,283,908	1,092,865	914,912	1,051,303	1,044,800
計息銀行貸款	50,685	58,993	28,133	54,973	53,898
少數股東長期貸款	9,400	9,400	9,400	9,400	9,400
應付融資租賃款	3,037	2,264	1,904	1,445	2,122
遞延税項負債	1,750	2,019	527	527	–
總負債	1,348,780	1,165,541	954,876	1,117,648	1,110,220
少數股東權益	183,531	157,649	187,680	222,262	215,218
淨資產	1,343,000	1,251,024	1,223,396	1,160,704	1,103,381